Exhibit 99.1

$75,000,000

CREDIT AGREEMENT

among

KADANT INC.,
as Borrower,

The Foreign Subsidiary Borrowers from Time to Time Parties Hereto,

The Several Lenders from Time to Time Parties Hereto,

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent

and

J.P. MORGAN EUROPE LIMITED,
as Multicurrency Administrative Agent

Dated as of February 13, 2008

J.P. MORGAN SECURITIES INC.,
as Lead Arranger and Bookrunner

TABLE OF CONTENTS

SCHEDULES:

1.1	Commitments
1.1A	Mandatory Costs
3.1	Designated Letters of Credit
4.4	Consents, Authorizations, Filings and Notices
4.12	Labor Matters
4.15	Subsidiaries
7.2(e)	Existing Indebtedness
7.3(g)	Existing Liens
7.7(e)	Existing Investments
7.8	Affiliate Transactions

EXHIBITS:

A	Form of Guarantee Agreement
B	Form of Compliance Certificate
C-1	Form of Closing Certificate (Borrower)
C-2	Form of Closing Certificate (Loan Party)
D	Form of Assignment and Assumption
E-1	Form of Legal Opinion of Wilmer Cutler Pickering Hale and Dorr LLP, special New York counsel to the Borrower and the other Loan Parties
E-2	Form of Legal Opinion of Dykema Gossett PLLC, special Michigan counsel to Kadant Johnson Inc.
F	Form of Exemption Certificate
G	Form of Joinder Agreement
H	Sharing Agreement
I	Discontinued Operations

CREDIT AGREEMENT (this "Agreement"), dated as of February 13, 2008, among KADANT INC., a Delaware corporation (the "Borrower"), the Foreign Subsidiary Borrowers from time to time parties hereto, the several banks and other financial institutions or entities from time to time parties to this Agreement (the "Lenders"), JPMORGAN CHASE BANK, N.A., as administrative agent, and J.P. MORGAN EUROPE LIMITED, as multicurrency administrative agent.

The parties hereto hereby agree as follows:

SECTION 1.   DEFINITIONS

1.1   Defined Terms As used in this Agreement, the terms listed in this Section 1.1 shall have the respective meanings set forth in this Section 1.1.

"ABR": for any day, a rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to the greater of (a) the Prime Rate in effect on such day and (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1%. For purposes hereof: "Prime Rate" shall mean the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City (the Prime Rate not being intended to be the lowest rate of interest charged by JPMorgan Chase Bank, N.A. in connection with extensions of credit to debtors). Any change in the ABR due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective as of the opening of business on the effective day of such change in the Prime Rate or the Federal Funds Effective Rate, respectively.

"ABR Loans": Loans the rate of interest applicable to which is based upon the ABR.

"Additional Lender": as defined in Section 2.22(c).

"Adjustment Date": as defined in the Pricing Grid.

"Administrative Agent": JPMorgan Chase Bank, N.A., together with its affiliates, as the arranger of the Revolving Commitments and as the administrative agent for the Lenders under this Agreement and the other Loan Documents, together with any of its successors. It is understood that matters concerning the Multicurrency Revolving Loans will be administered by the Multicurrency Administrative Agent and therefore all notices concerning such Multicurrency Revolving Loans will be required to be given at the London Funding Office.

"Affected Foreign Currency": as defined in Section 2.13(c).

"Affiliate": as to any Person, any other Person that, directly or indirectly, is in Control of, is Controlled by, or is under common Control with, such Person.

"Aggregate Exposure": with respect to any Lender at any time, the amount of such Lender's Revolving Commitment then in effect or, if the Revolving Commitments have been terminated, the amount of such Lender's Outstanding Revolving Extensions of Credit.

"Aggregate Exposure Percentage": with respect to any Lender at any time, the ratio (expressed as a percentage) of such Lender's Aggregate Exposure at such time to the Aggregate Exposure of all Lenders at such time.

"Agreement": as defined in the preamble hereto.

"Agreement Currency": as defined in Section 2.20(b).

"Applicable Creditor": as defined in Section 2.20(b).

"Applicable Margin": as set forth on the Pricing Grid.

"Application": an application, in such form as the Issuing Lender may specify from time to time, requesting the Issuing Lender to open a Letter of Credit.

"Approved Fund": as defined in Section 10.6(b).

"Assignee": as defined in Section 10.6(b).

"Assignment and Assumption": an Assignment and Assumption, substantially in the form of Exhibit D.

"Available Revolving Commitment": as to any Lender at any time, an amount equal to the excess, if any, of (a) such Lender's Revolving Commitment then in effect over (b) such Lender's Outstanding Revolving Extensions of Credit; provided that in calculating any Lender's Outstanding Revolving Extensions of Credit for the purpose of determining such Lender's Available Revolving Commitment pursuant to Section 2.5(a), the aggregate principal amount of Swingline Loans then outstanding shall be deemed to be zero.

"Benefitted Lender": as defined in Section 10.7(a).

"Board": the Board of Governors of the Federal Reserve System of the United States (or any successor).

"Borrower": as defined in the preamble hereto.

"Borrowing Date": any Business Day specified by either the Borrower or a Foreign Subsidiary Borrower as a date on which the Borrower or any such Foreign Subsidiary Borrower requests the relevant Lenders to make Loans hereunder.

"Business": as defined in Section 4.17(b).

"Business Day": a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close; provided that (a) with respect to notices and determinations in connection with, and payments of principal and interest on, Eurocurrency Loans, such day is also a day for trading by and between banks in Dollar deposits in the interbank eurocurrency market, (b) when used in connection with a Multicurrency Revolving Loan, the term "Business Day" shall also exclude any day on which commercial banks in London are authorized or required by law to remain closed and (c) when used in connection with Eurocurrency Loans denominated in Euros, the term "Business Day" shall also exclude any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System (TARGET) (or, if such clearing system ceases to be operative, such other clearing system (if any) determined by the Administrative Agent to be a suitable replacement) is not open for settlement of payment in Euros.

"Calculation Date": with respect to each Foreign Currency, the fifteenth and last day of each calendar month (or, if such day is not a Business Day, the next succeeding Business Day) and such other days from time to time as the Administrative Agent shall designate as a "Calculation Date";

provided that the third Business Day preceding each Borrowing Date with respect to, and each date of any continuation of, any Multicurrency Revolving Loan shall also be a "Calculation Date" with respect to the relevant Foreign Currency.

"Capital Expenditures": for any period, with respect to any Person, the aggregate of all expenditures by such Person and its Subsidiaries for the acquisition, construction or leasing (pursuant to a capital lease) of fixed or capital assets or additions to equipment (including replacements, capitalized repairs and improvements during such period) that should be capitalized under GAAP on a consolidated balance sheet of such Person and its Subsidiaries.

"Capital Lease Obligations": as to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP and, for the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

"Capital Stock": any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

"Cash Collateral Account": as defined in Section 2.8(a).

"Cash Equivalents": (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition; (b) certificates of deposit, time deposits, eurocurrency time deposits or overnight bank deposits having maturities of eighteen months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of the United States or any state thereof or by any financial institution organized in any foreign country recognized by the United States, in each case, having combined capital and surplus of not less than $500,000,000 (or the Dollar Equivalent thereof); (c) commercial paper of an issuer rated at least A-1 by Standard & Poor's Ratings Services ("S&P") or P-1 by Moody's Investors Service, Inc. ("Moody's"), or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within six months from the date of acquisition; (d) repurchase obligations of any Lender or of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than 30 days, with respect to securities issued or fully guaranteed or insured by the United States government; (e) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody's; (f) securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any Lender or any commercial bank satisfying the requirements of clause (b) of this definition; (g) money market mutual or similar funds that invest exclusively in assets satisfying the requirements of clauses (a) through (f) of this definition; or (h) money market funds that (i) are rated AAA by S&P and Aaa by Moody's and (ii) have portfolio assets of at least $5,000,000,000.

"Change of Control": (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Exchange Act) of Capital Stock representing 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Borrower or (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the Borrower by Persons who were neither (i) nominated (or appointed) by the board of directors of the Borrower nor (ii) appointed by directors so nominated (or so appointed).

"Code": the Internal Revenue Code of 1986, as amended from time to time.

"Commitment Fee Rate": as set forth on the Pricing Grid.

"Commonly Controlled Entity": an entity, whether or not incorporated, that is under common control with the Borrower within the meaning of Section 4001 of ERISA or is part of a group that includes the Borrower and that is treated as a single employer under Section 414 of the Code.

"Compliance Certificate": a certificate duly executed by a Responsible Officer substantially in the form of Exhibit B.

"Conduit Lender": any special purpose corporation organized and administered by any Lender for the purpose of making Loans otherwise required to be made by such Lender and designated by such Lender in a written instrument; provided that the designation by any Lender of a Conduit Lender shall not relieve the designating Lender of any of its obligations to fund a Loan under this Agreement if, for any reason, its Conduit Lender fails to fund any such Loan, and the designating Lender (and not the Conduit Lender) shall have the sole right and responsibility to deliver all consents and waivers required or requested under this Agreement with respect to its Conduit Lender; provided, further, that no Conduit Lender shall (a) be entitled to receive any greater amount pursuant to Section 2.15, 2.16, 2.17 or 10.5 than the designating Lender would have been entitled to receive in respect of the extensions of credit made by such Conduit Lender or (b) be deemed to have any Revolving Commitment.

"Confidential Information Memorandum": the Confidential Information Memorandum dated January 2008 and furnished to certain Lenders.

"Consolidated EBITDA": for any period, Consolidated Net Income for such period plus, without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the sum of (a) income tax expense, (b) interest expense, amortization or writeoff of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness (including the Loans), (c) depreciation and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs, (e) non-cash expenses related to the Discontinued Operations, (f) non-cash compensation expenses under stock option plans or other benefit plans for management or employees, (g) extraordinary and non-recurring non-cash non-operating losses reducing Consolidated Net Income during any such period (excluding, in the case of any of clauses (e), (f) or (g), any such losses or expenses that represent an accrual or reserve for a cash expenditure for a future period) and (h) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back in such period to Consolidated Net Income), and minus, to the extent included in the statement of such Consolidated Net Income for such period, the sum of (a) interest income, (b) any extraordinary, unusual or non-recurring non-cash non-operating income or gains (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, gains on the sales of assets outside of the ordinary course of business, but excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item in any prior period), (c) income tax credits (to the extent not netted from income tax expense) and (d) the amount of any minority interest income consisting of Subsidiary loss attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary added (and not deducted in such period to Consolidated Net Income). For the purposes of calculating Consolidated EBITDA for any period of four consecutive fiscal quarters (each, a "Reference Period") pursuant to any determination of the Consolidated Leverage Ratio, (i) if at any time during such Reference Period the Borrower or any Subsidiary shall have made any Pro Formable Disposition, the Consolidated EBITDA for such Reference Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Pro Formable Disposition for such Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such Reference Period and (ii) if during such Reference Period the Borrower or any Subsidiary shall have made a Pro Formable Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Pro Formable Acquisition occurred on the first day of such Reference Period. As used in this definition, "Pro Formable Acquisition" means any acquisition of property or series of related acquisitions of property that (a) constitutes assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the common stock of a Person and (b) involves the payment of consideration by the Borrower and its Subsidiaries in excess of $1,000,000; and "Pro Formable Disposition" means any Disposition of property or series of related Dispositions of property that yields gross proceeds to the Borrower or any of its Subsidiaries in excess of $1,000,000.

"Consolidated Fixed Charge Coverage Ratio": as of any date of determination, the ratio of (a) Consolidated EBITDA for the relevant Reference Period less the aggregate amount actually paid by the Borrower and its Subsidiaries during such Reference Period on account of Capital Expenditures (excluding the principal amount of Indebtedness (other than any Loans) incurred in connection with such expenditures) to (b) Consolidated Fixed Charges for such Reference Period.

"Consolidated Fixed Charges": for any period, the sum (without duplication) of (a) Consolidated Interest Expense for the relevant Reference Period and (b) scheduled payments made during such Reference Period on account of principal of Indebtedness of the Borrower or any of its Subsidiaries.

"Consolidated Interest Expense": for any period, total cash interest expense (including that attributable to Capital Lease Obligations) of the Borrower and its Subsidiaries for such period with respect to all outstanding Indebtedness of the Borrower and its Subsidiaries (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP.

"Consolidated Leverage Ratio": as of any date of determination, the ratio of (a) Consolidated Total Debt as of the last day of the relevant Reference Period to (b) Consolidated EBITDA for such Reference Period.

"Consolidated Net Income": for any period, the consolidated net income (or loss) of the Borrower and its Subsidiaries, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of the Borrower or is merged into or consolidated with the Borrower or any of its Subsidiaries.

"Consolidated Tangible Assets": the total assets of the Borrower and its consolidated Subsidiaries less their consolidated Intangible Assets. For purposes of this definition, "Intangible Assets" means the amount of (i) all write-ups in the book value of any asset owned by the Borrower or a consolidated Subsidiary and (ii) all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service.

"Consolidated Total Assets": as of any date of determination, the total amount of all assets of the Borrower and its consolidated Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP.

"Consolidated Total Debt": as of any date of determination, the aggregate principal amount of all Indebtedness (other than any Indebtedness described in clauses (f) (to the extent paid on a current basis only), (h) and (i) of the definition thereof) of the Borrower and its Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP.

"Contractual Obligation": as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Control": the possession of the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Currency": Dollars and any Foreign Currency.

"Default": any of the events specified in Section 8, whether or not any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

"Designated Letters of Credit": each letter of credit and/or bank guarantee designated on the Effective Date by the Borrower, with the consent of the issuer of such letter of credit, as a "Letter of Credit" hereunder in Schedule 3.1. The issuer of any such Designated Letter of Credit shall be deemed to be an Issuing Lender for the purposes hereof and shall have all the rights and be subject to all the limitations of an Issuing Lender hereunder.

"Discontinued Operations": as described on Exhibit I.

"Disposition": with respect to any property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms "Dispose" and "Disposed of" shall have correlative meanings.

"Dollar Equivalent": at any time as to any amount denominated in a Foreign Currency except as otherwise provided in Section 2.21, the equivalent amount in Dollars as determined by the Multicurrency Administrative Agent at such time on the basis of the Exchange Rate for the purchase of Dollars with such Foreign Currency on the most recent Calculation Date for such Foreign Currency.

"Dollar L/C Obligations": at any time, an amount equal to the sum of (a) the aggregate then undrawn and unexpired amount of the then outstanding Dollar Letters of Credit and (b) the aggregate amount of drawings under Dollar Letters of Credit that have not then been reimbursed pursuant to Section 3.5.

"Dollar Letter of Credit": any Letter of Credit and/or bank guarantee denominated in Dollars.

"Dollar Revolving Lender": any Lender that holds a Dollar Revolving Loan.

"Dollar Revolving Loans": as defined in Section 2.1(a).

"Dollars" and "$": dollars in lawful currency of the United States.

"Domestic Subsidiary": any Subsidiary of the Borrower organized under the laws of any jurisdiction within the United States.

"EDGAR": the Electronic Data Gathering, Analysis and Retrieval computer system for the receipt, acceptance, review and dissemination of documents submitted to the SEC in electronic format.

"Effective Date": the date on which the conditions precedent set forth in Section 5.1 shall have been satisfied (or waived in accordance with Section 10.1), which date shall occur on or prior to March 28, 2008.

"EMU": the Economic and Monetary Union as contemplated in the Treaty.

"EMU Legislation" shall mean the legislative measures of the European Council (including the European Council regulations) for the introduction of, changeover to or operation of the Euro in one or more member states.

"Environmental Laws": any and all foreign, Federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority or other Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time hereafter be in effect.

"ERISA": the Employee Retirement Income Security Act of 1974, as amended from time to time.

"Euro": the single currency of Participating Member States of the EMU introduced in accordance with the provisions of Article 123 of the Treaty and, in respect of all payments to be made under this Agreement in Euro, means immediately available, freely transferable funds in such currency.

"Eurocurrency Base Rate": with respect to each day during each Interest Period pertaining to a Eurocurrency Loan, the rate per annum determined on the basis of the rate for deposits in Dollars or the relevant Foreign Currency, as the case may be, for a period equal to such Interest Period commencing on the first day of such Interest Period appearing on a Reuters Screen LIBOR01 Page (or other relevant page) as of 11:00 A.M., London time, two Business Days prior to the beginning of such Interest Period (or in the case of a Eurocurrency Loan in Pounds Sterling, on the first day of such Interest Period). In the event that such rate does not appear on the Reuters Screen LIBOR01 Page (or otherwise on such screen), the "Eurocurrency Base Rate" shall be determined by reference to such other comparable publicly available service for displaying eurocurrency rates as may be selected by the Administrative Agent or, in the absence of such availability, by reference to the rate at which the Administrative Agent is offered Dollar or the relevant Foreign Currency, as the case may be, deposits at or about 11:00 A.M., London time, two Business Days prior to the beginning of such Interest Period (or in the case of a Eurocurrency Loan in Pounds Sterling, on the first day of such Interest Period) in the interbank eurocurrency market where its eurocurrency, foreign currency and exchange operations are then being conducted for delivery on the first day of such Interest Period for the number of days comprised therein; provided that, in the case of any Eurocurrency Loan denominated in Pounds Sterling and Euros, such rate shall be increased to provide for the Mandatory Costs as determined by the Administrative Agent in accordance with its normal practices.

"Eurocurrency Loans": Loans the rate of interest applicable to which is based upon the Eurocurrency Rate.

"Eurocurrency Rate": with respect to each day during each Interest Period pertaining to a Eurocurrency Loan, a rate per annum determined for such day in accordance with the following formula (rounded upward to the nearest 1/100th of 1%):

$$\frac{\text{Eurocurrency Base Rate}}{1.00 - \text{Eurocurrency Reserve Requirements}}$$

"Eurocurrency Reserve Requirements": for any day as applied to a Eurocurrency Loan, the aggregate (without duplication) of the maximum rates (expressed as a decimal fraction) of reserve requirements in effect on such day (including basic, supplemental, marginal and emergency reserves) under any regulations of the Board or other Governmental Authority having jurisdiction with respect thereto dealing with reserve requirements prescribed for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board) maintained by a member bank of the Federal Reserve System.

"Eurocurrency Tranche": the collective reference to Eurocurrency Loans the then current Interest Periods with respect to all of which begin on the same date and end on the same later date (whether or not such Loans shall originally have been made on the same day).

"Event of Default": any of the events specified in Section 8; provided that any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

"Exchange Act": the Securities and Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

"Exchange Rate": on any day, with respect to any Currency, the rate at which such Currency may be exchanged into any other Currency, as set forth at approximately 11:00 A.M., London time, on such date on the Reuters World Currency Page for such Currency. In the event that such rate does not appear on any Reuters World Currency Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be selected by the Administrative Agent, or, in the event no such service is selected, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such Currency are then being conducted, at or about 11:00 A.M., local time, on such date for the purchase of the relevant Currency for delivery two Business Days later; provided that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent, after consultation with the Borrower, may use any reasonable method it deems appropriate to determine such rate, and such determination shall be presumed correct absent manifest error.

"Existing Credit Agreement" the Credit Agreement, dated as of May 9, 2005 (as amended by the First Amendment to Credit Agreement, dated as of October 21, 2005, the Second Amendment to Credit Agreement, dated as of December 28, 2005, the Third Amendment to the Credit Agreement, dated as of April 3, 2006, and the Fourth Amendment to the Credit Agreement, dated as of May 9, 2007), among the Borrower, the foreign subsidiary borrowers from time to time parties thereto, the several lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A. as administrative agent thereunder.

"Federal Funds Effective Rate": for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day of such transactions received by JPMorgan Chase Bank, N.A., from three federal funds brokers of recognized standing selected by it.

"Fee Payment Date": (a) the third Business Day following the last day of each March, June, September and December; provided that in the event that the Borrower shall not have received an invoice from the Administrative Agent prior to such third Business Day specifying the amount of fees due and payable on any such date, the Borrower shall not be required to make such payment until one Business Day following such receipt and (b) the last day of the Revolving Commitment Period.

"Foreign Currency": Pounds Sterling and Euros, so long as such Currency is freely traded and convertible into Dollars in the London interbank market and a Dollar Equivalent thereof can be calculated.

"Foreign Currency Equivalent": at any time as to any amount denominated in Dollars, the equivalent in the relevant foreign currency or currencies as determined by the Administrative Agent at such time on the basis of the Exchange Rate for the purchase of such foreign currency or currencies with Dollars on the date of determination thereof.

"Foreign Subsidiary": any Subsidiary of the Borrower that is not a Domestic Subsidiary.

"Foreign Subsidiary Borrower Closing Date": with respect to each Foreign Subsidiary Borrower, the date on which the conditions precedent set forth in Section 5.3 shall have been satisfied in respect of such Foreign Subsidiary Borrower.

"Foreign Subsidiary Borrowers": each Foreign Subsidiary of the Borrower that becomes a party hereto as of the date hereof or hereafter pursuant to Section 5.3; provided that, without the prior written consent of the Administrative Agent and each of the Lenders, the only Foreign Subsidiaries of the Borrower permitted to become parties hereto shall be Kadant U.K. Limited, Kadant Lamort SAS and Kadant Johnson Europe B.V.

"Foreign Subsidiary Borrower Obligations": as defined in Section 1.1 of the Guarantee Agreement.

"Funding Office": the office of the Administrative Agent specified in Section 10.2 or such other office as may be specified from time to time by the Administrative Agent as its funding office by written notice to the Borrower and the Lenders.

"GAAP": generally accepted accounting principles in the United States as in effect from time to time; provided that if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

"Governmental Authority": any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization (including the National Association of Insurance Commissioners).

"Group Members": the collective reference to the Borrower and its Subsidiaries.

"Guarantee Agreement": the Guarantee Agreement to be executed and delivered by the Borrower and each Subsidiary Guarantor, substantially in the form of Exhibit A.

"Guarantee Obligation": as to any Person (the "guaranteeing person"), any obligation, including a reimbursement, counterindemnity or similar obligation, of the guaranteeing Person that guarantees or in effect guarantees, or which is given to induce the creation of a separate obligation by another Person (including any bank under any letter of credit or bank guarantee) that guarantees or in effect guarantees, any Indebtedness, leases, dividends or other payment obligations (the "primary obligations") of any other third Person (the "primary obligor") in any manner, whether directly or indirectly, including any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, further, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person's maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith.

"Incremental Revolving Commitment Increase": as defined in Section 2.22(a).

"Incremental Revolving Commitment Increase Lender": as defined in Section 2.22(e).

"Indebtedness": of any Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of such Person's business), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations of such Person, (f) all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of acceptances, letters of credit, bank guarantees, surety bonds or similar arrangements, (g) the liquidation value of all mandatorily redeemable preferred Capital Stock of such Person, (h) all Guarantee Obligations of such Person in respect of obligations of the kind referred to in clauses (a) through (g) above, (i) all obligations of the kind referred to in clauses (a) through (h) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation, and (j) for the purposes of Section 8(e) only, all obligations of such Person in respect of Swap Agreements. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor.

"Indemnified Liabilities": as defined in Section 10.5.

"Indemnitee": as defined in Section 10.5.

"Insolvency": with respect to any Multiemployer Plan, the condition that such Plan is insolvent within the meaning of Section 4245 of ERISA.

"Insolvent": pertaining to a condition of Insolvency.

"Intellectual Property": the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

"Interest Payment Date": (a) as to any ABR Loan (other than any Swingline Loan), the last day of each March, June, September and December to occur while such Loan is outstanding and the final maturity date of such Loan, (b) as to any Eurocurrency Loan having an Interest Period of three months or less, the last day of such Interest Period, (c) as to any Eurocurrency Loan having an Interest Period longer than three months, each day that is three months, or a whole multiple thereof, after the first day of such Interest Period and the last day of such Interest Period, (d) as to any Loan (other than any Revolving Loan that is an ABR Loan and any Swingline Loan), the date of any repayment or prepayment made in respect thereof and (e) as to any Swingline Loan, the day that such Loan is required to be repaid.

"Interest Period": as to any Eurocurrency Loan, (a) initially, the period commencing on the borrowing or conversion date, as the case may be, with respect to such Eurocurrency Loan and ending one, two, three or six (or, if agreed to by all Lenders, nine or twelve) months thereafter, as selected by the Borrower in its notice of borrowing or notice of conversion, as the case may be, given with respect thereto; and (b) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such Eurocurrency Loan and ending one, two, three or six (or, if agreed to by all Lenders, nine or twelve) months thereafter, as selected by the Borrower by irrevocable notice to the Administrative Agent not later than 11:00 A.M., New York City time, in the case of Revolving Loans denominated in Dollars, and 11:00 A.M., London time, in the case of Multicurrency Revolving Loans, on the date that is three Business Days prior to the last day of the then current Interest Period with respect thereto; provided that, with respect to any Eurocurrency Loan requested on the Effective Date, the Interest Period shall end on March 28, 2008; provided, further, that all of the foregoing provisions relating to Interest Periods are subject to the following:

(i) if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day;

(ii) the Borrower may not select an Interest Period that would extend beyond the Revolving Termination Date;

(iii) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month; and

(iv) the Borrower shall select Interest Periods so as not to require a payment or prepayment of any Eurocurrency Loan during an Interest Period for such Loan.

"Investments": as defined in Section 7.7.

"Issuing Lender": (a) JPMorgan Chase Bank, N.A. or any Affiliate thereof, or any other consenting Lender reasonably acceptable to the Borrower and the Administrative Agent, or any consenting Affiliate thereof, in each case, in its capacity as issuer of any Letter of Credit and (b) any issuer of any Designated Letter of Credit.

"Judgment Currency": as defined in Section 2.20(b).

"L/C Commitment": $60,000,000.

"L/C Obligations": the collective reference to Dollar L/C Obligations and Multicurrency L/C Obligations.

"L/C Participants": the collective reference to all the Revolving Lenders other than the Issuing Lenders.

"Lenders": as defined in the preamble hereto; provided that unless the context otherwise requires, each reference herein to the Lenders shall be deemed to include any Conduit Lender.

"Letters of Credit": as defined in Section 3.1(a).

"Lien": any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

"Loan": any loan made by any Lender pursuant to this Agreement.

"Loan Documents": this Agreement, the Guarantee Agreement, the Notes, any Sharing Agreement and any amendment, waiver, supplement or other modification to any of the foregoing.

"Loan Parties": each Group Member that is a party to a Loan Document from time to time.

"London Funding Office": the office of the Multicurrency Administrative Agent specified in Section 10.2 or such other office as may be specified from time to time by the Multicurrency Administrative Agent as its funding office by written notice to the Borrower, the Foreign Subsidiary Borrowers, the Administrative Agent and the Lenders.

"Mandatory Costs": the percentage rate per annum calculated by the Administrative Agent in accordance with Schedule 1.1A.

"Material Acquisition": any Permitted Acquisition for total consideration (including any assumed Indebtedness) in excess of $20,000,000.

"Material Adverse Effect": a material adverse effect on (a) the business, property, operations or condition (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole or (b) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights or remedies of the Administrative Agent, the Multicurrency Administrative Agent or the Lenders hereunder or thereunder.

"Material Domestic Subsidiary": each Domestic Subsidiary that is also a Material Subsidiary.

"Material Subsidiary": any (a) Foreign Subsidiary Borrower and (b) any other Subsidiary of the Borrower (i) the Consolidated Tangible Assets of which exceed 10% of the Consolidated Tangible Assets of the Borrower and its consolidated Subsidiaries as of the end of the most recently completed fiscal year or (ii) the Net Revenue of which exceeds 10% of the Net Revenue of the Borrower and its consolidated Subsidiaries for the most recently completed fiscal year; provided that (A) any Subsidiary that directly or indirectly owns a Material Subsidiary shall itself be a Material Subsidiary and (B) in the event Subsidiaries that would otherwise not be Material Subsidiaries shall in the aggregate account for a percentage in excess of 30% of the Consolidated Tangible Assets or 30% of the Net Revenue of the Borrower and its consolidated Subsidiaries as of the end of and for the most recently completed fiscal year, then one or more of such Subsidiaries designated by the Borrower (or, if the Borrower shall make no designation, one or more of such Subsidiaries in descending order based on their respective contributions to Consolidated Tangible Assets), shall be included as Material Subsidiaries to the extent necessary to eliminate such excess.

"Materials of Environmental Concern": any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under any Environmental Law, including asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.

"Multicurrency L/C Obligations": at any time, an amount equal to the sum of (a) the aggregate then undrawn and unexpired amount of the then outstanding Multicurrency Letters of Credit and (b) the aggregate amount of drawings under Multicurrency Letters of Credit that have not then been reimbursed pursuant to Section 3.5.

"Multicurrency Administrative Agent": J.P. Morgan Europe Limited, together with its affiliates and any successors.

"Multicurrency Lender": any Lender with a Multicurrency Revolving Subcommitment or that holds Multicurrency Revolving Extensions of Credit.

"Multicurrency Letter of Credit": any Letter of Credit denominated in one or more Foreign Currencies.

"Multicurrency Revolving Extensions of Credit": as to any Multicurrency Lender at any time, an amount equal to the sum of (a) the aggregate principal amount (based on the Dollar Equivalent thereof) of all Multicurrency Revolving Loans held by such Lender then outstanding and (b) such

Multicurrency Lender's Multicurrency Revolving Percentage of the Multicurrency L/C Obligations then outstanding (based on the Dollar Equivalent thereof).

"Multicurrency Revolving Loans": as defined in Section 2.1(c).

"Multicurrency Revolving Percentage": as to any Multicurrency Lender at any time, the percentage which such Lender's Multicurrency Revolving Subcommitment then constitutes of the aggregate of Multicurrency Revolving Subcommitments or, at any time after the Multicurrency Revolving Subcommitments shall have expired or terminated, the percentage which the aggregate amount of such Lender's Multicurrency Revolving Extensions of Credit then outstanding constitute of the aggregate amount of the Multicurrency Revolving Extensions of Credit then outstanding.

"Multicurrency Revolving Subcommitment": as to any Lender, the obligation of such Lender to make Multicurrency Revolving Loans and participate in Multicurrency Letters of Credit in an aggregate principal amount (based on the Dollar Equivalent thereof) not to exceed the amount set forth under the heading "Multicurrency" opposite such Lender's name on Schedule 1.1 or in the Assignment and Acceptance pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms hereof.

"Multicurrency Sublimit": $75,000,000.

"Multiemployer Plan": a Plan that is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Net Revenue": with respect to any Person for any period, the net revenue of such Person and its consolidated subsidiaries, determined on a consolidated basis in accordance with GAAP for such period.

"Non-Excluded Taxes": as defined in Section 2.16(a).

"Non-U.S. Lender": as defined in Section 2.16(d).

"Notes": the collective reference to any promissory note evidencing Loans.

"Obligations": the unpaid principal of and interest on (including interest accruing after the maturity of the Loans and Reimbursement Obligations and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower and any Foreign Subsidiary Borrower, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Loans and all other obligations and liabilities of the Borrower and the Foreign Subsidiary Borrowers to the Administrative Agent, the Multicurrency Administrative Agent or to any Lender (or, in the case of Specified Swap Agreements, any affiliate of any Lender), whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Loan Document, the Letters of Credit, any Specified Swap Agreement or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to the Administrative Agent, the Multicurrency Administrative Agent or to any Lender that are required to be paid by the Borrower or any Foreign Subsidiary Borrower pursuant hereto) or otherwise. For the avoidance of doubt, "Obligations" shall include all Foreign Subsidiary Borrower Obligations.

"Other Taxes": any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

"Outstanding Revolving Extensions of Credit": as to any Lender at any time, an amount equal to the sum of (a) the aggregate principal amount of all Revolving Loans (or the Dollar Equivalent thereof in the case of Multicurrency Revolving Loans) held by such Lender then outstanding, (b) such Lender's Revolving Percentage of the L/C Obligations (or the Dollar Equivalent thereof in the case of Multicurrency L/C Obligations) then outstanding, and (c) such Lender's Revolving Percentage of the aggregate principal amount of Swingline Loans then outstanding.

"Participant": as defined in Section 10.6(c).

"Participating Member State": a member of the European Union that adopts or has adopted the Euro as its currency in accordance with EMU Legislation.

"PBGC": the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA (or any successor).

"Permitted Acquisition": any acquisition, by merger or otherwise, by the Borrower or any of its Subsidiaries of assets or Capital Stock, so long as (a) such acquisition and all transactions related thereto shall be consummated in accordance with all Requirements of Law, (b) such acquisition shall result in the issuer of such Capital Stock becoming a Subsidiary and, to the extent required by Section 6.9, a Subsidiary Guarantor or such acquisition is of the Capital Stock of an entity that is already a Subsidiary, (c) immediately prior to and after giving effect to such acquisition, no Default or Event of Default shall have occurred and be continuing, (d) the Borrower shall be in compliance, on a pro forma basis after giving effect to such acquisition (including any Indebtedness assumed or permitted to exist or incurred pursuant to Section 7.2), with the covenants set forth in Section 7.1, as such covenants are recomputed as at the last day of the most recently ended Reference Period under such section as if such acquisition had occurred on the first day of such Reference Period and (e) if such acquisition is a Material Acquisition, (i) the Borrower's Consolidated Leverage Ratio for the most recent Reference Period ended prior to the date of such acquisition and calculated to the extent applicable, (after giving effect to any pro forma adjustment made pursuant to the second sentence of the definition of Consolidated EBITDA) as if such acquisition had occurred on the first day of such Reference Period, shall not exceed 3.25 to 1.00 and (ii) the Borrower shall have demonstrated to the Administrative Agent compliance with clause (i) above, together with such supporting documentation as the Administrative Agent may reasonably request, no later than five (5) days prior to the consummation of any such acquisition and the assumption and/or incurrence of any Indebtedness in connection therewith.

"Permitted Sale Leaseback": any Sale Leaseback consummated by the Borrower or any of its Subsidiaries; provided that any such Sale Leaseback not between the Borrower and any Subsidiary or any Subsidiary and another Subsidiary is consummated for fair value as determined at the time of consummation in good faith by the Borrower or any such Subsidiary and, in the case of all such Sale Leasebacks during the term of this Agreement, the aggregate proceeds of which do not exceed $10,000,000 less, without duplication, the aggregate principal amount of any Indebtedness incurred pursuant to Section 7.2(j).

"Person": an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

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“Plan”: at a particular time, any employee benefit plan that is covered by ERISA and in respect of which the Borrower or a Commonly Controlled Entity is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Pounds” or “£” or “Pounds Sterling”: the lawful money of the United Kingdom.

“Pricing Grid”: the table set forth below.

Consolidated Leverage Ratio	Applicable Margin for Eurocurrency Loans	Applicable Margin for ABR Loans	Commitment Fee Rate
³ 3.25 to 1.00	1.20%	0.20%	0.25%
³ 2.75 to 1.00	1.05%	0.05%	0.225%
³ 2.25 to 1.00	0.90%	0%	0.225%
³ 1.75 to 1.00	0.80%	0%	0.20%
³ 1.25 to 1.00	0.70%	0%	0.20%
³ 0.75 to 1.00	0.60%	0%	0.175%
<0.75 to 1.00	0.50%	0%	0.175%

For the purposes of the Pricing Grid, changes in the Applicable Margin or the Commitment Fee Rate resulting from changes in the Consolidated Leverage Ratio shall become effective on the date (the “Adjustment Date”) that is three Business Days after the date on which financial statements are delivered to the Lenders pursuant to Section 6.1 and shall remain in effect until the next change to be effected pursuant to this paragraph. If any financial statements referred to above are not delivered within the time periods specified in Section 6.1, then, until the date that is three Business Days after the date on which such financial statements are delivered, the highest rate set forth in each column of the Pricing Grid shall apply. In addition, at all times while an Event of Default shall have occurred and be continuing, the highest rate set forth in each column of the Pricing Grid shall apply.

“Properties”: as defined in Section 4.17(a).

“Reference Period”: as defined in the definition of Consolidated EBITDA.

“Refunded Swingline Loans”: as defined in Section 2.4(b).

“Register”: as defined in Section 10.6(b).

“Regulation U”: Regulation U of the Board as in effect from time to time.

“Reimbursement Obligation”: the obligation of the Borrower or any Foreign Subsidiary Borrower, as the case may be, to reimburse any Issuing Lender pursuant to Section 3.5 for amounts drawn under Letters of Credit.

“Reorganization”: with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

"Reportable Event": any of the events set forth in Section 4043(c) of ERISA, other than those events as to which the thirty day notice period is waived under subsections .27, .28, .29, .30, .31, .32, .34 or .35 of PBGC Reg. § 4043.

"Required Lenders": at any time, the holders of more than 50% of the Revolving Commitments then in effect or, if the Revolving Commitments have been terminated, the Outstanding Revolving Extensions of Credit.

"Requirement of Law": as to any Person, the Certificate of Incorporation and By-Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Reset Date": as defined in Section 2.21.

"Responsible Officer": the chief executive officer, president or chief financial officer of the Borrower, but in any event, with respect to financial matters, the chief financial officer of the Borrower.

"Restricted Payments": as defined in Section 7.6.

"Revolving ABR Loans": Revolving Loans the rate of interest applicable to which is based upon the ABR.

"Revolving Commitment": as to any Lender, the obligation of such Lender, if any, to make Revolving Loans (which includes Multicurrency Revolving Loans) and participate in Swingline Loans and Letters of Credit (which includes Multicurrency L/C Obligations) in an aggregate principal and/or face amount not to exceed the amount set forth under the heading "Revolver" opposite such Lender's name on Schedule 1.1 or in the Assignment and Assumption pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms hereof. The original amount of the Total Revolving Commitments is $75,000,000.

"Revolving Commitment Period": the period from and including the Effective Date to the Revolving Termination Date; provided that with respect to any borrowing or other extension of credit by any Foreign Subsidiary Borrower, Revolving Commitment Period shall mean the period from and including the applicable Foreign Subsidiary Borrower Closing Date for such Foreign Subsidiary Borrower to the Revolving Termination Date.

"Revolving Credit Facility": the Total Revolving Commitments and the extensions of credit made thereunder, including the multicurrency subfacility.

"Revolving Lender": each Lender that has a Revolving Commitment or that holds Revolving Loans.

"Revolving Loans": the collective reference to Dollar Revolving Loans and Multicurrency Revolving Loans.

"Revolving Percentage": as to any Revolving Lender at any time, the percentage which such Lender's Revolving Commitment then constitutes of the Total Revolving Commitments or, at any time after the Revolving Commitments shall have expired or terminated, the percentage which the aggregate principal amount of such Lender's Outstanding Revolving Extensions of Credit then outstanding constitutes of the aggregate Outstanding Revolving Extensions of Credit of all Lenders then outstanding.

"Revolving Termination Date": the fifth anniversary of the Effective Date.

"Sale Leaseback" shall mean any transaction or series of related transactions pursuant to which the Borrower or any of its Subsidiaries (a) Disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being Disposed.

"SEC": the Securities and Exchange Commission, any successor thereto.

"Sharing Agreement": any Sharing Agreement, substantially in the form of Exhibit H.

"Single Employer Plan": any Plan that is covered by Title IV of ERISA, but that is not a Multiemployer Plan.

"Solvent": when used with respect to any Person, means that, as of any date of determination, (a) the amount of the "present fair saleable value" of the assets of such Person will, as of such date, exceed the amount of all "liabilities of such Person, contingent or otherwise", as of such date, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (d) such Person will be able to pay its debts as they mature.

"Specified Swap Agreement": any Swap Agreement entered into by the Borrower and any Lender or affiliate thereof.

"Subordinated Indebtedness": Indebtedness of the Borrower or any of its Subsidiaries (a) that does not require the issuer thereof or any other obligor thereon or any Subsidiary thereof to maintain any specified financial condition or performance (other than as a condition to the taking of certain actions) that is as restrictive or more restrictive than the financial conditions or performance covenants contained herein, (b) which is unsecured, (c) which contains no mandatory prepayments other than customary asset sale and change of control prepayments (the terms of which provide that the Obligations shall be paid prior to any such prepayment of such Indebtedness) and (d) which contains subordination provisions reasonably satisfactory to the Administrative Agent. Subordinated Indebtedness may be issued only if no Default or Event of Default has occurred or will result therefrom.

"Subsidiary": as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower and, unless otherwise expressly noted, shall not include the Discontinued Operations.

"Subsidiary Guarantor": each Material Domestic Subsidiary of the Borrower and each other Domestic Subsidiary of the Borrower from time to time party to the Guarantee Agreement as a Subsidiary Guarantor; provided that the Discontinued Operations shall not be a Subsidiary Guarantor.

"Swap Agreement": any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or any of its Subsidiaries shall be a "Swap Agreement".

"Swingline Commitment": the obligation of the Swingline Lender to make Swingline Loans pursuant to Section 2.3 in an aggregate principal amount at any one time outstanding not to exceed $20,000,000.

"Swingline Lender": JPMorgan Chase Bank, N.A., in its capacity as the lender of Swingline Loans.

"Swingline Loans": as defined in Section 2.3.

"Swingline Participation Amount": as defined in Section 2.4.

"Total Multicurrency Revolving Subcommitments": at any time, the aggregate amount of the Multicurrency Revolving Subcommitments then in effect.

"Total Revolving Commitments": at any time, the aggregate amount of the Revolving Commitments then in effect.

"Transferee": any Assignee or Participant.

"Treaty": the Treaty establishing the European Economic Community, being the Treaty of Rome of March 25, 1957, as amended by the Single European Act 1987, the Maastricht Treaty (which was signed at Maastricht on February 7, 1992 and came into force on November 1, 1993), the Amsterdam Treaty (which was signed at Amsterdam on October 2, 1997 and came into force on May 1, 1999) and the Nice Treaty (which was signed on February 26, 2001), each as amended from time to time and as referred to in legislative measures of the European Union for the introduction of, changeover to or operating of the Euro in one or more member states.

"Type": as to any Loan, its nature as an ABR Loan or a Eurocurrency Loan.

"United States": the United States of America.

"Wholly Owned Subsidiary": as to any Person, any other Person all of the Capital Stock of which (other than directors' qualifying shares required by law) is owned by such Person directly and/or through other Wholly Owned Subsidiaries.

"Wholly Owned Subsidiary Guarantor": any Subsidiary Guarantor that is a Wholly Owned Subsidiary of the Borrower.

1.2   Other Definitional Provisions. (a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents or any certificate or other document made or delivered pursuant hereto or thereto.

(b) As used herein and in the other Loan Documents, and any certificate or other document made or delivered pursuant hereto or thereto, (i) accounting terms relating to any Group Member not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP, (ii) the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation", (iii) the word "incur" shall be construed to mean incur, create, issue, assume, become liable in respect of or suffer to exist (and the words "incurred" and "incurrence" shall have correlative meanings), (iv) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Capital Stock, securities, revenues, accounts, leasehold interests and contract rights, and (v) references to agreements or other Contractual Obligations shall, unless otherwise specified, be deemed to refer to such agreements or Contractual Obligations as amended, supplemented, restated or otherwise modified from time to time.

(c) The words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(d) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

1.3   Currency Conversion

(a) If more than one currency or currency unit are at the same time recognized by the central bank of any country as the lawful currency of that country, then (i) any reference in the Loan Documents to, and any obligations arising under the Loan Documents in, the currency of that country shall be translated into or paid in the currency or currency unit of that country designated by the Administrative Agent and (ii) any translation from one currency or currency unit to another of any country shall be at the official rate of exchange recognized by the central bank for conversion of that currency or currency unit into the other, rounded up or down by the Administrative Agent as it deems appropriate.

(b) If a change in any currency of a country occurs, this Agreement shall be amended (and each party hereto agrees to enter into any supplemental agreement necessary to effect any such amendment) to the extent that the Administrative Agent determines such amendment to be necessary to reflect the change in currency and to put the Lenders in the same position, so far as possible, that they would have been in if no change in currency had occurred.

1.4   Currency Equivalents Generally. For purposes of determining compliance under Section 7.2, Section 7.3, Section 7.5, Section 7.6, Section 7.7 and Section 7.9 with respect to any amount denominated in any currency other than Dollars, compliance will be determined at the time of the consummation of any transaction contemplated therein using the Dollar Equivalent thereof at the Exchange Rate in effect at the time of such incurrence or advancement.

SECTION 2. AMOUNT AND TERMS OF COMMITMENTS

2.1 <u>Revolving Commitments</u>. (a) Subject to the terms and conditions hereof, each Lender severally agrees to make revolving credit loans denominated in Dollars ("<u>Dollar Revolving Loans</u>") to the Borrower or any Foreign Subsidiary Borrower from time to time during the Revolving Commitment Period in an aggregate principal amount at any one time outstanding which, when added to such Lender's Revolving Percentage of the sum of the other Outstanding Revolving Extensions of Credit, does not exceed the amount of such Lender's Revolving Commitment. During the Revolving Commitment Period, the Borrower or any Foreign Subsidiary Borrower may use the Revolving Commitments by borrowing, prepaying the Dollar Revolving Loans in whole or in part, and reborrowing, all in accordance with the terms and conditions hereof. The Dollar Revolving Loans may from time to time be Eurocurrency Loans or ABR Loans, as determined by the Borrower and notified to the Administrative Agent in accordance with Sections 2.3 and 2.9.

(b) The Borrower and each Foreign Subsidiary Borrower shall repay all outstanding Dollar Revolving Loans on the Revolving Termination Date.

(c) Subject to the terms and conditions hereof, each Multicurrency Lender severally agrees, from time to time during the Revolving Commitment Period, to make revolving credit loans denominated in one or more Foreign Currencies (the "<u>Multicurrency Revolving Loans</u>") to any of the Foreign Subsidiary Borrowers in an aggregate principal amount (based on the Dollar Equivalent of such Multicurrency Revolving Loans) at any one time outstanding which (a) when added to such Multicurrency Lender's Multicurrency Revolving Percentage of the other Multicurrency Revolving Extensions of Credit, shall not exceed such Multicurrency Lender's Multicurrency Revolving Subcommitment and (b) when added to such Lender's Revolving Percentage of the other Outstanding Revolving Extensions of Credit, shall not exceed such Lender's Revolving Commitment. No Foreign Subsidiary Borrower shall request and no Multicurrency Lender shall be required to make any Multicurrency Revolving Loan if, after making such Multicurrency Revolving Loan (i) the Outstanding Revolving Extensions of Credit shall exceed the Revolving Commitments then in effect or (ii) the Dollar Equivalent of the aggregate outstanding Multicurrency Revolving Extensions of Credit shall exceed the Multicurrency Sublimit. During the Revolving Commitment Period, each Foreign Subsidiary Borrower may borrow, prepay and reborrow Multicurrency Revolving Loans, respectively, in whole or in part, all in accordance with the terms and conditions hereof. The Multicurrency Revolving Loans shall be Eurocurrency Loans.

(d) Each of the Foreign Subsidiary Borrowers shall repay all of its outstanding Multicurrency Revolving Loans on the Revolving Termination Date or in accordance with Section 2.8.

2.2 <u>Procedure for Revolving Loan Borrowing</u>. (a) The Borrower or any Foreign Subsidiary Borrower may borrow Dollar Revolving Loans under the Revolving Commitments during the Revolving Commitment Period on any Business Day; <u>provided</u> that the Borrower shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent prior to 11:00 A.M., New York City time, (a) three Business Days prior to the requested Borrowing Date, in the case of Eurocurrency Loans, or (b) one Business Day prior to the requested Borrowing Date, in the case of ABR Loans; <u>provided</u> that any such notice of a borrowing of ABR Loans to finance payments required by Section 3.5 may be given not later than 10:00 A.M., New York City time, on the date of the proposed borrowing), specifying (i) the amount and Type of Revolving Loans to be borrowed, (ii) the requested Borrowing Date, (iii) in the case of Eurocurrency Loans, the respective amounts of each such Type of Loan and the respective lengths of the initial Interest Period therefor and (iv) the actual borrower of such Dollar Revolving Loans, whether the Borrower or a specified Foreign Subsidiary Borrower. Each borrowing of Dollar Revolving Loans under the Revolving Commitments shall be in an amount equal to

(x) in the case of ABR Loans, $1,000,000 or a whole multiple thereof (or, if the then aggregate Available Revolving Commitments are less than $1,000,000, such lesser amount) and (y) in the case of Eurocurrency Loans, $2,000,000 or a whole multiple of $1,000,000 in excess thereof; provided, further, that the Swingline Lender may request, on behalf of the Borrower, borrowings of Dollar Revolving Loans in any amount under the Revolving Commitments that are ABR Loans in other amounts pursuant to Section 2.7. Upon receipt of any such notice from the Borrower, the Administrative Agent shall promptly notify each Revolving Lender thereof. Each Revolving Lender will make the amount of its pro rata share of each borrowing of Dollar Revolving Loans available to the Administrative Agent in Dollars for the account of the Borrower or the Foreign Subsidiary Borrower specified in clause (iv) above, as applicable, at the Funding Office prior to 12:00 Noon, New York City time, on the Borrowing Date requested by the Borrower in funds immediately available to the Administrative Agent. Such borrowing of Dollar Revolving Loans will then be made available to the Borrower or the Foreign Subsidiary Borrower specified in clause (iv) above, as applicable, by the Administrative Agent crediting the account of the Borrower or such Foreign Subsidiary Borrower on the books of such office with the aggregate of the amounts made available to the Administrative Agent by the Revolving Lenders and in like funds as received by the Administrative Agent.

(b) Any Foreign Subsidiary Borrower may borrow Multicurrency Revolving Loans under the Multicurrency Subcommitments during the Revolving Commitment Period on any Business Day; provided that such Foreign Subsidiary Borrower shall give the Multicurrency Administrative Agent irrevocable written notice (which notice must be received by the Multicurrency Administrative Agent prior to 11:00 A.M., London time, three Business Days prior to the requested Borrowing Date), specifying (i) the requested Borrowing Date, (ii) the respective amounts of each Multicurrency Revolving Loan in each Foreign Currency and (iii) the respective lengths of the initial Interest Period therefor. Each borrowing under the Multicurrency Subcommitments shall be in an amount equal to (x) in the case of Multicurrency Revolving Loans denominated in Pounds Sterling, £1,000,000 or a whole multiple of £1,000,000 in excess thereof and (y) in the case of Multicurrency Revolving Loans denominated in Euros, €1,000,000 or a whole multiple of €1,000,000 in excess thereof. Upon receipt of any such written notice from the Foreign Subsidiary Borrowers, the Multicurrency Administrative Agent shall promptly notify each Multicurrency Lender and the Administrative Agent thereof. Each Multicurrency Lender will make the amount of its pro rata share of each borrowing available to the Multicurrency Administrative Agent for the account of the applicable Foreign Subsidiary Borrower at the London Funding Office prior to 11:00 A.M., London time, in each case, on the Borrowing Date requested by such Foreign Subsidiary Borrower in funds immediately available in the relevant Foreign Currency to the Multicurrency Administrative Agent. Such borrowing will then be made available to the applicable Foreign Subsidiary Borrower by the Multicurrency Administrative Agent crediting the account of such Foreign Subsidiary Borrower on the books of such office with the aggregate of the amounts made available to the Multicurrency Administrative Agent by the Multicurrency Lenders and in like funds as received by the Multicurrency Administrative Agent or by wire transfer of such amounts to an account designated in writing by the applicable Foreign Subsidiary Borrower to the Multicurrency Administrative Agent in connection with the relevant borrowing. The outstanding principal amount of any Multicurrency Revolving Loan made by a Lender shall constitute usage under the Revolving Credit Facility for all purposes including determining the availability of borrowings from such Lender thereunder.

2.3 Swingline Commitment. (a) Subject to the terms and conditions hereof, the Swingline Lender agrees to make a portion of the credit otherwise available to the Borrower under the Revolving Commitments from time to time during the Revolving Commitment Period by making swing line loans ("Swingline Loans") in Dollars to the Borrower; provided that (i) the aggregate principal amount of Swingline Loans outstanding at any time shall not exceed the Swingline Commitment then in effect (notwithstanding that the Swingline Loans outstanding at any time, when aggregated with the Swingline Lender's other outstanding Revolving Loans, may exceed the Swingline Commitment then in effect) and (ii) the Borrower shall not request, and the Swingline Lender shall not make, any Swingline Loan if, after giving effect to the making of such Swingline Loan and, if applicable, the repayment at such time of any Revolving Loans, the aggregate amount of the Available Revolving Commitments would be less than zero. During the Revolving Commitment Period, the Borrower may use the Swingline Commitment by borrowing, repaying and reborrowing, all in accordance with the terms and conditions hereof. Swingline Loans shall be ABR Loans only.

(b) The Borrower shall repay to the Swingline Lender the then unpaid principal amount of each Swingline Loan on the earlier of the Revolving Termination Date and the first date after such Swingline Loan is made that is the 15th or last day of a calendar month and is at least two Business Days after such Swingline Loan is made; provided that on each date that a Revolving Loan is borrowed, the Borrower shall repay all Swingline Loans then outstanding.

2.4 Procedure for Swingline Borrowing; Refunding of Swingline Loans. (a) Whenever the Borrower desires that the Swingline Lender make Swingline Loans it shall give the Swingline Lender irrevocable telephonic notice confirmed promptly in writing (which telephonic notice must be received by the Swingline Lender not later than 1:00 P.M., New York City time, on the proposed Borrowing Date), specifying (i) the amount to be borrowed and (ii) the requested Borrowing Date (which shall be a Business Day during the Revolving Commitment Period). Each borrowing under the Swingline Commitment shall be in an amount equal to $500,000 or a whole multiple of $100,000 in excess thereof. Not later than 3:00 P.M., New York City time, on the Borrowing Date specified in a notice in respect of Swingline Loans, the Swingline Lender shall make available to the Administrative Agent at the Funding Office an amount in Dollars and in immediately available funds equal to the amount of the Swingline Loan to be made by the Swingline Lender. The Administrative Agent shall make the proceeds of such Swingline Loan available to the Borrower on such Borrowing Date by depositing such proceeds in the account of the Borrower with the Administrative Agent on such Borrowing Date in immediately available funds.

(b) The Swingline Lender, at any time and from time to time in its sole and absolute discretion may, on behalf of the Borrower (which hereby irrevocably directs the Swingline Lender to act on its behalf), on one Business Day's notice given by the Swingline Lender no later than 12:00 Noon, New York City time, request each Revolving Lender to make, and each Revolving Lender hereby agrees to make, a Dollar Revolving Loan, in an amount equal to such Revolving Lender's Revolving Percentage of the aggregate amount of the Swingline Loans (the "Refunded Swingline Loans") outstanding on the date of such notice, to repay the Swingline Lender. Each Revolving Lender shall make the amount of such Dollar Revolving Loan available to the Administrative Agent at the Funding Office in immediately available funds, not later than 10:00 A.M., New York City time, one Business Day after the date of such notice. The proceeds of such Dollar Revolving Loans shall be immediately made available by the Administrative Agent to the Swingline Lender for application by the Swingline Lender to the repayment of the Refunded Swingline Loans. The Borrower irrevocably authorizes the Swingline Lender to charge the Borrower's accounts with the Administrative Agent (up to the amount available in each such account) in order to immediately pay the amount of such Refunded Swingline Loans to the extent amounts received from the Revolving Lenders are not sufficient to repay in full such Refunded Swingline Loans.

(c) If prior to the time a Dollar Revolving Loan would have otherwise been made pursuant to Section 2.4(b), one of the events described in Section 8(f) shall have occurred and be continuing with respect to the Borrower or if for any other reason, as determined by the Swingline Lender in its sole discretion, Dollar Revolving Loans may not be made as contemplated by Section 2.4(b), each Revolving Lender shall, on the date such Dollar Revolving Loan was to have been made pursuant to the notice referred to in Section 2.4(b), purchase for cash an undivided participating interest in the then outstanding Swingline Loans by paying to the Swingline Lender an amount (the "Swingline Participation

Amount") equal to (i) such Revolving Lender's Revolving Percentage <u>times</u> (ii) the sum of the aggregate principal amount of Swingline Loans then outstanding that were to have been repaid with such Dollar Revolving Loans.

(d) Whenever, at any time after the Swingline Lender has received from any Dollar Revolving Lender such Lender's Swingline Participation Amount, the Swingline Lender receives any payment on account of the Swingline Loans, the Swingline Lender will distribute to such Lender its Swingline Participation Amount (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender's participating interest was outstanding and funded and, in the case of principal and interest payments, to reflect such Lender's <u>pro rata</u> portion of such payment if such payment is not sufficient to pay the principal of and interest on all Swingline Loans then due); <u>provided</u>, <u>further</u>, that in the event that such payment received by the Swingline Lender is required to be returned, such Dollar Revolving Lender will return to the Swingline Lender any portion thereof previously distributed to it by the Swingline Lender.

(e) Each Dollar Revolving Lender's obligation to make the Dollar Revolving Loans referred to in Section 2.4(b) and to purchase participating interests pursuant to Section 2.4(c) shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such Dollar Revolving Lender or the Borrower may have against the Swingline Lender, the Borrower or any other Person for any reason whatsoever, (ii) the occurrence or continuance of a Default or an Event of Default or the failure to satisfy any of the other conditions specified in Section 5, (iii) any adverse change in the condition (financial or otherwise) of the Borrower, (iv) any breach of this Agreement or any other Loan Document by the Borrower, any other Loan Party or any other Revolving Lender or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

2.5   <u>Commitment Fees.</u> (a) The Borrower agrees to pay to the Administrative Agent for the account of each Revolving Lender a commitment fee for the period from and including the Effective Date to the last day of the Revolving Commitment Period, computed at the Commitment Fee Rate on the average daily amount of the Available Revolving Commitment of such Lender during the period for which payment is made, payable quarterly in arrears on each Fee Payment Date, commencing on the first such date to occur after the Effective Date.

(b) The Borrower agrees to pay to the Administrative Agent the fees in the amounts and on the dates as set forth in any fee agreements with the Administrative Agent and to perform any other obligations contained therein.

2.6   <u>Termination or Reduction of Revolving Commitments</u>. The Borrower shall have the right, upon not less than three Business Days' notice to the Administrative Agent, to terminate the Revolving Commitments (and, for the avoidance of doubt, the Multicurrency Revolving Subcommitments) or, from time to time, to reduce the amount of the Revolving Commitments (and, for the avoidance of doubt, the Multicurrency Revolving Subcommitments); <u>provided</u> that no such termination or reduction of Revolving Commitments (and, for the avoidance of doubt, the Multicurrency Revolving Subcommitments) shall be permitted if, after giving effect thereto and to any prepayments of the Revolving Loans and Swingline Loans made on the effective date thereof, (i) the Outstanding Revolving Extensions of Credit would exceed the Total Revolving Commitments and (ii) the sum of the Multicurrency Revolving Extensions of Credit would exceed the Multicurrency Sublimit. Any such reduction shall be in a minimum principal amount of $5,000,000, or a whole multiple thereof, and shall reduce permanently the Revolving Commitments (and, for the avoidance of doubt, the Multicurrency Revolving Subcommitments) then in effect. If the Borrower opts to reduce the Revolving Commitments, the Multicurrency Sublimit shall subsequently be reduced on a <u>pro rata</u> basis.

2.7   Optional Prepayments. (a) The Borrower or any Foreign Subsidiary Borrower may at any time and from time to time prepay the Loans (other than Multicurrency Revolving Loans), in whole or in part, without premium or penalty, upon irrevocable notice delivered to the Administrative Agent no later than 11:00 A.M., New York City time, three Business Days prior thereto, in the case of Eurocurrency Loans, and no later than 11:00 A.M., New York City time, one Business Day prior thereto, in the case of ABR Loans, which notice shall specify the date and amount of prepayment and whether the prepayment is of Eurocurrency Loans or ABR Loans; provided that if a Eurocurrency Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, the Borrower or the applicable Foreign Subsidiary Borrower shall also pay any amounts owing pursuant to Section 2.17. Upon receipt of any such notice, the Administrative Agent shall promptly notify each relevant Lender thereof. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with (except in the case of Revolving Loans that are ABR Loans and Swingline Loans) accrued interest to such date on the amount prepaid. Partial prepayments of Revolving Loans shall be in a minimum principal amount of $1,000,000 or a whole multiple thereof. Partial prepayments of Swingline Loans shall be in a minimum principal amount of $100,000 or a whole multiple thereof.

(b) Any Foreign Subsidiary Borrower may at any time and from time to time prepay Multicurrency Revolving Loans, in whole or in part, without premium or penalty, upon irrevocable notice (which notice must be received by the Multicurrency Administrative Agent prior to 11:00 A.M., London time, three Business Days before the date of prepayment) specifying the date and amount of prepayment. Upon receipt of any such notice the Multicurrency Administrative Agent shall promptly notify each Multicurrency Lender and the Administrative Agent thereof. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with any amounts payable pursuant to Section 2.17 and accrued interest to such date on the amount prepaid. Partial prepayments of Multicurrency Revolving Loans shall be in a minimum principal amount of (x) £1,000,000 or a whole multiple of £1,000,000 in excess thereof, in the case of Loans denominated in British Pounds Sterling, and (y) €1,000,000 or a whole multiple or €1,000,000 in excess thereof, in the case of Loans denominated in Euros.

2.8   Mandatory Prepayments of Multicurrency Revolving Loans. (a) If, on any Calculation Date, the Outstanding Revolving Extensions of Credit or the Dollar Equivalent of the Multicurrency Revolving Extensions of Credit outstanding on such date exceeds 105% of the Revolving Commitments or the Multicurrency Sublimit, respectively, the Borrower and/or any Foreign Subsidiary Borrower shall, without notice or demand, immediately repay such of its outstanding Revolving Loans (or cash collateralize its Letters of Credit in accordance with this Section 2.8(a)) in an aggregate principal amount such that, after giving effect thereto, (x) the Outstanding Revolving Extensions of Credit do not exceed the Revolving Commitments and (y) the Dollar Equivalent of the Multicurrency Revolving Extensions of Credit outstanding on such date is equal to or less than the Multicurrency Sublimit on such date, together with interest accrued to the date of such payment or prepayment on the principal so prepaid and any amounts payable under Section 2.17 in connection therewith. The Borrower and/or any Foreign Subsidiary Borrower may, in lieu of prepaying Revolving Loans in order to comply with this paragraph, deposit amounts in a Cash Collateral Account, for the benefit of the Lenders, equal to (A) the aggregate principal amount of Revolving Loans required to be prepaid or (B) the aggregate amount of such excess over the Revolving Commitments or the Multicurrency Sublimit, as the case may be. The Administrative Agent shall apply any cash deposited in any Cash Collateral Account (to the extent thereof) to repay Revolving Loans at the end of the Interest Periods therefor, as the case may be; provided that (x) the Administrative Agent shall release to the Borrower and/or any applicable Foreign Subsidiary Borrower from time to time such portion of the amount on deposit in any Cash Collateral Account to the extent such amount is not required to be so deposited in order for the Borrower and/or the applicable Foreign Subsidiary Borrower to be in compliance with this Section 2.8 and (y) the Administrative Agent may so apply such cash at any time after the occurrence and during the continuation of an Event of Default.

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"Cash Collateral Account" means an account specifically established by the Borrower and/or any Foreign Subsidiary Borrower with the Administrative Agent for purposes of this Section 2.8 and that will be pledged to the Administrative Agent and over which the Administrative Agent shall have exclusive dominion and control, including the right of withdrawal for application in accordance with this Section 2.8.

(b) If any prepayment occurs pursuant to this Section 2.8 on a day that is not the last day of the then current Interest Period with respect thereto, the Borrower and/or any Foreign Subsidiary Borrower shall pay to the Multicurrency Lenders such amounts, if any, as may be required pursuant to Section 2.17.

2.9   Conversion and Continuation Options (a)   The Borrower may elect from time to time to convert Eurocurrency Loans denominated in Dollars to ABR Loans by giving the Administrative Agent prior irrevocable notice of such election no later than 11:00 A.M., New York City time, on the Business Day preceding the proposed conversion date; provided that, subject to Section 2.17, any such conversion of Eurocurrency Loans denominated in Dollars may only be made on the last day of an Interest Period with respect thereto. The Borrower may elect from time to time to convert ABR Loans to Eurocurrency Loans denominated in Dollars by giving the Administrative Agent prior irrevocable notice of such election no later than 11:00 A.M., New York City time, on the third Business Day preceding the proposed conversion date (which notice shall specify the length of the initial Interest Period therefor); provided that no ABR Loan may be converted into a Eurocurrency Loan denominated in Dollars when any Event of Default has occurred and is continuing and the Administrative Agent or the Required Lenders have determined in its or their sole discretion not to permit such conversions. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof.

(b) Any Eurocurrency Loan may be continued as such upon the expiration of the then current Interest Period with respect thereto by the Borrower giving irrevocable notice to the Administrative Agent in accordance with the applicable provisions of the term "Interest Period" set forth in Section 1.1, of the length of the next Interest Period to be applicable to such Loans; provided that no Eurocurrency Loan denominated in Dollars may be continued as such when any Event of Default has occurred and is continuing and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such continuations; provided, further, that if the Borrower shall fail to give any required notice as described above in this paragraph or if such continuation is not permitted pursuant to the preceding proviso such Loans denominated in Dollars shall be automatically converted to ABR Loans on the last day of such then expiring Interest Period and, if the Borrower shall fail to give such notice of continuation of a Multicurrency Revolving Loan prior to the third Business Day preceding such continuation, such Multicurrency Revolving Loan shall be automatically continued for an Interest Period of one month. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender and, if applicable, the Multicurrency Administrative Agent thereof.

2.10   Limitations on Eurocurrency Tranches. Notwithstanding anything to the contrary in this Agreement, all borrowings, conversions and continuations of Eurocurrency Loans and all selections of Interest Periods shall be in such amounts and be made pursuant to such elections so that no more than ten Eurocurrency Tranches shall be outstanding at any one time.

2.11   Interest Rates and Payment Dates. (a)   Each Eurocurrency Loan shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the Eurocurrency Rate determined for such day plus the Applicable Margin for Eurocurrency Loans.

(b) Each ABR Loan shall bear interest at a rate per annum equal to the ABR plus the Applicable Margin for ABR Loans.

(c) (i) If all or a portion of the principal amount of any Loan or Reimbursement Obligation shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), all outstanding Loans and Reimbursement Obligations (whether or not overdue) shall bear interest at a rate per annum equal to (x) in the case of the Loans, the rate that would otherwise be applicable thereto pursuant to the foregoing provisions of this Section plus 2% or (y) in the case of Reimbursement Obligations, the rate applicable to ABR Loans plus 2%, and (ii) if all or a portion of any interest payable on any Loan or Reimbursement Obligation or any commitment fee or other amount payable hereunder shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum equal to the rate then applicable to ABR Loans plus 2% (unless such overdue amount is denominated in a Foreign Currency, in which case such overdue amount shall bear interest of a rate per annum equal to the highest rate then applicable under this Agreement to Multicurrency Revolving Loans denominated in such Foreign Currency plus 2%), in each case, with respect to clauses (i) and (ii) above, from the date of such non-payment until such amount is paid in full (as well after as before judgment).

(d) Interest shall be payable in arrears on each Interest Payment Date; provided that interest accruing pursuant to paragraph (c) of this Section shall be payable from time to time on demand.

2.12   Computation of Interest and Fees. (a)   Interest and fees payable pursuant hereto shall be calculated on the basis of a 360-day year for the actual days elapsed, except that, with respect to (i) ABR Loans the rate of interest on which is calculated on the basis of the Prime Rate, the interest thereon shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed and (ii) Multicurrency Revolving Loans denominated in Pounds Sterling, interest shall be calculated on the basis of a 365-day year for actual days elapsed. The Administrative Agent shall as soon as practicable notify the Borrower, the relevant Foreign Subsidiary Borrower, if applicable, and the Lenders of each determination of a Eurocurrency Rate. Any change in the interest rate on a Loan resulting from a change in the ABR or the Eurocurrency Reserve Requirements shall become effective as of the opening of business on the day on which such change becomes effective. The Administrative Agent shall as soon as practicable notify the Borrower, the relevant Foreign Subsidiary Borrower, if applicable, and the relevant Lenders of the effective date and the amount of each such change in interest rate.

(b) Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the relevant Foreign Subsidiary Borrower, if applicable, and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of the Borrower or the relevant Foreign Subsidiary Borrower deliver to the Borrower or the relevant Foreign Subsidiary Borrower, as applicable, a statement showing the quotations used by the Administrative Agent in determining any interest rate pursuant to Section 2.11.

2.13   Inability to Determine Interest Rate.. If prior to the first day of any Interest Period:

(a) the Administrative Agent shall have determined (which determination shall be conclusive and binding upon the Borrower) that, by reason of circumstances affecting the relevant market, adequate and reasonable means do not exist for ascertaining the Eurocurrency Rate for such Interest Period, or

(b) the Administrative Agent shall have received notice from the Required Lenders that the Eurocurrency Rate determined or to be determined for such Interest Period will not adequately and fairly reflect the cost to such Lenders (as conclusively certified by such Lenders) of making or maintaining their affected Loans during such Interest Period, or

(c)   the Administrative Agent determines (which determination shall be conclusive and binding upon the Borrower and the relevant Foreign Subsidiary Borrowers) that deposits in the applicable currency are not generally available, or cannot be obtained by the relevant Lenders, in the applicable market (any Foreign Currency affected by the circumstances described in clause (a), (b) or (c) is referred to as an "Affected Foreign Currency"),

the Administrative Agent shall give telecopy or telephonic notice thereof to the Borrower, the Foreign Subsidiary Borrowers, if applicable, and the Lenders as soon as practicable thereafter. If such notice is given (y) pursuant to clause (a) or (b) of this Section 2.13 in respect of any Eurocurrency Loans denominated in Dollars, then (i) any Eurocurrency Loans denominated in Dollars requested to be made on the first day of such Interest Period shall be made as ABR Loans, (ii) any ABR Loans that were to have been converted on the first day of such Interest Period to Eurocurrency Loans shall be continued as ABR Loans and (iii) any outstanding Eurocurrency Loans denominated in Dollars shall be converted, on the last day of the then-current Interest Period, to ABR Loans and (z) in respect of any Multicurrency Revolving Loans, then (i) any Multicurrency Revolving Loans in an Affected Foreign Currency requested to be made on the first day of such Interest Period shall not be made and (ii) any outstanding Multicurrency Revolving Loans in an Affected Foreign Currency shall be converted, on the last day of the then-current Interest Period, to Dollar Revolving Loans. Until such notice has been withdrawn by the Administrative Agent, no further Eurocurrency Loans denominated in Dollars or Multicurrency Revolving Loans in an Affected Foreign Currency shall be made or continued as such, nor shall the Borrower have the right to convert ABR Loans to Eurocurrency Loans.

2.14 Pro Rata Treatment and Payments. (a) (i) Each borrowing by the Borrower or the Foreign Subsidiary Borrowers from the Lenders hereunder, each payment by the Borrower on account of any commitment fee and any reduction of the Revolving Commitments of the Lenders shall be made pro rata according to the respective Revolving Percentages of the relevant Lenders; provided that each borrowing by the Foreign Subsidiary Borrowers of Multicurrency Revolving Loans from the Multicurrency Lenders hereunder and any reduction of the Multicurrency Revolving Subcommitments of the Multicurrency Lenders shall be made pro rata according to the respective Revolving Percentages of the Lenders; provided, further, that the Multicurrency Sublimit shall be reduced pro rata with any reduction in the Revolving Commitments.

(b) Each payment (including each prepayment) by the Borrower or any Foreign Subsidiary Borrower on account of principal of and interest on the Dollar Revolving Loans shall be made pro rata according to the respective outstanding principal amounts of the Dollar Revolving Loans then held by the Dollar Revolving Lenders and each payment (including each prepayment) by any Foreign Subsidiary Borrower on account of principal of and interest on the Multicurrency Revolving Loans shall be made pro rata according to the respective outstanding principal amounts of the Multicurrency Revolving Loans then held by the Multicurrency Lenders.

(c) All payments (including prepayments) to be made by the Borrower or any Foreign Subsidiary Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without setoff or counterclaim and shall be made prior to 12:00 Noon, New York City time, on the due date thereof to the Administrative Agent, for the account of the Lenders, at the Funding Office, in Dollars and in immediately available funds (or, in the case of principal or interest relating to Multicurrency Revolving Loans, prior to 11:00 A.M., London time, on the due date thereof to the Multicurrency Administrative Agent, for the account of the Multicurrency Lenders, at its London Funding Office, in the relevant Foreign Currency and in immediately available funds). The Administrative Agent shall distribute such payments to the Lenders promptly upon receipt in like funds as received. If any payment hereunder (other than payments on the Eurocurrency Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day. If any payment on a Eurocurrency Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day. In the case of any extension of any payment of principal pursuant to the preceding two sentences, interest thereon shall be payable at the then applicable rate during such extension.

(d) Unless the Administrative Agent or the Multicurrency Administrative Agent shall have been notified in writing by any Lender prior to a borrowing that such Lender will not make the amount that would constitute its share of such borrowing available to the Administrative Agent or the Multicurrency Administrative Agent, as applicable, the Administrative Agent or the Multicurrency Administrative Agent, as applicable, may assume that such Lender is making such amount available to the Administrative Agent or the Multicurrency Administrative Agent, as applicable, and the Administrative Agent or the Multicurrency Administrative Agent, as applicable, may, in reliance upon such assumption, make available to the Borrower or the relevant Foreign Subsidiary Borrower, as applicable, a corresponding amount. If such amount is not made available to the Administrative Agent or the Multicurrency Administrative Agent, as applicable, by the required time on the Borrowing Date therefor, such Lender shall pay to the Administrative Agent or the Multicurrency Administrative Agent, as applicable, on demand, (i) in the case of amounts denominated in Dollars, such amount with interest thereon, at a rate equal to the greater of (X) the Federal Funds Effective Rate and (Y) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, for the period until such Lender makes such amount immediately available to the Administrative Agent or (ii) in the case of amounts denominated in Foreign Currencies, such amount with interest thereon at a rate determined by the Multicurrency Administrative Agent to be the cost to it of funding such amount until such Lender makes such amount immediately available to the Multicurrency Administrative Agent. A certificate of the Administrative Agent or the Multicurrency Administrative Agent, as applicable, submitted to any Lender with respect to any amounts owing under this paragraph shall be conclusive in the absence of manifest error. If such Lender's share of such borrowing is not made available to the Administrative Agent or the Multicurrency Administrative Agent, as applicable, by such Lender within three Business Days after such Borrowing Date, the Administrative Agent or the Multicurrency Administrative Agent, as applicable, shall also be entitled to recover (i) in the case of amounts denominated in Dollars, such amount with interest thereon at the rate per annum applicable to ABR Loans, on demand, from the Borrower or (ii) in the case of amounts denominated in Foreign Currencies, such amount with interest thereon at a rate determined by the Multicurrency Administrative Agent to be the cost to it of funding such amount, on demand, from the relevant Foreign Subsidiary Borrower. Nothing herein shall be deemed to limit the rights of any Borrower or any Foreign Subsidiary Borrower against any Lender that fails to make Loans hereunder.

(e) Unless the Administrative Agent or the Multicurrency Administrative Agent, as applicable, shall have been notified in writing by the Borrower or the relevant Foreign Subsidiary Borrower prior to the date of any payment due to be made by the Borrower or the relevant Foreign Subsidiary Borrower hereunder that the Borrower or the relevant Foreign Subsidiary Borrower will not make such payment to the Administrative Agent or the Multicurrency Administrative Agent, as applicable, the Administrative Agent or the Multicurrency Administrative Agent, as applicable, may assume that the Borrower or the relevant Foreign Subsidiary Borrower is making such payment, and the Administrative Agent or the Multicurrency Administrative Agent, as applicable, may, but shall not be required to, in reliance upon such assumption, make available to the Lenders their respective pro rata shares of a corresponding amount. If such payment is not made to the Administrative Agent or the Multicurrency Administrative Agent, as applicable, by the Borrower or the relevant Foreign Subsidiary Borrower within three Business Days after such due date, the Administrative Agent or the Multicurrency Administrative Agent, as applicable, shall be entitled to recover, on demand, from each Lender to which

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any amount which was made available pursuant to the preceding sentence, (i) in the case of amounts denominated in Dollars, such amount with interest thereon at the rate per annum equal to the daily average Federal Funds Effective Rate and (ii) in the case of amounts denominated in Foreign Currencies, such amount with interest thereon at a rate per annum determined by the Multicurrency Administrative Agent to be the cost to it of funding such amount. Nothing herein shall be deemed to limit the rights of the Administrative Agent, the Multicurrency Administrative Agent or any Lender against the Borrower or any Foreign Subsidiary Borrower.

2.15   Requirements of Law. (a)   If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the Effective Date:

(i) shall subject any Lender to any tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any Application or any Eurocurrency Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof (except for Non-Excluded Taxes covered by Section 2.16 and changes in the rate of tax on the overall net income of such Lender);

(ii) shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, any office of such Lender that is not otherwise included in the determination of the Eurocurrency Rate; or

(iii)   shall impose on such Lender any other condition;

and the result of any of the foregoing is to increase the cost to such Lender, by an amount that such Lender deems to be material, of making, converting into, continuing or maintaining Eurocurrency Loans or issuing or participating in Letters of Credit, or to reduce any amount receivable hereunder in respect thereof, then, in any such case, the Borrower shall promptly pay such Lender, upon its demand, any additional amounts necessary to compensate such Lender for such increased cost or reduced amount receivable. If any Lender becomes entitled to claim any additional amounts pursuant to this paragraph, it shall promptly notify the Borrower (with a copy to the Administrative Agent) of the event by reason of which it has become so entitled; provided that the Borrower shall not be required to compensate any Lender pursuant to this paragraph for any amounts incurred more than 180 days prior to the date that such Lender notifies the Borrower of such Lender's intention to claim compensation therefor; provided, further, that if the circumstances giving rise to such claim have a retroactive effect, then such 180-day period shall be extended to include the period of such retroactive effect.

(b) If any Lender shall have determined that the adoption of or any change in any Requirement of Law regarding capital adequacy or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any Governmental Authority made subsequent to the Effective Date shall have the effect of reducing the rate of return on such Lender's or such corporation's capital as a consequence of its obligations hereunder or under or in respect of any Letter of Credit to a level below that which such Lender or such corporation could have achieved but for such adoption, change or compliance (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, after submission by such Lender to the Borrower (with a copy to the Administrative Agent) of a written request therefor, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such corporation for such reduction; <u>provided</u> that the Borrower shall not be required to compensate any Lender pursuant to this paragraph for any amounts incurred more than 180 days prior to the date that such Lender notifies the Borrower of such Lender's intention to claim compensation therefor; <u>provided</u>, <u>further</u>, that if the circumstances giving rise to such claim have a retroactive effect, then such 180-day period shall be extended to include the period of such retroactive effect.

(c) If any Governmental Authority of the jurisdiction of any Foreign Currency (or any other jurisdiction in which the funding operations of any Multicurrency Lender shall be conducted with respect to such Foreign Currency) shall have in effect any reserve, liquid asset or similar requirement with respect to any category of deposits or liabilities customarily used to fund loans in such Foreign Currency (excluding any Eurocurrency Reserve Requirements), or by reference to which interest rates applicable to loans in such Foreign Currency are determined, and the result of such requirement shall be to increase the cost to such Multicurrency Lender of making or maintaining any Multicurrency Revolving Loan in such Foreign Currency, and such Multicurrency Lender shall deliver to the relevant Foreign Subsidiary Borrower a notice requesting compensation under this paragraph, then the relevant Foreign Subsidiary Borrower will pay to such Multicurrency Lender on each Interest Payment Date with respect to each affected Multicurrency Revolving Loan an amount that will compensate such Multicurrency Lender for such additional cost; <u>provided</u> that the relevant Foreign Subsidiary Borrower shall not be required to compensate a Multicurrency Lender pursuant to this paragraph for any amounts incurred more than three months prior to the date that such Multicurrency Lender notifies the relevant Foreign Subsidiary Borrower of such Multicurrency Lender's intention to claim compensation therefor; <u>provided</u>, <u>further</u>, that if the circumstances giving rise to such claim have a retroactive effect, then such three-month period shall be extended to include the period of such retroactive effect.

(d) Notwithstanding any other provision of this Agreement, if, (i) (A) the adoption of any law, rule or regulation after the date of this Agreement, (B) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (C) compliance by any Lender with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement, shall make it unlawful for any such Multicurrency Lender to make or maintain any Multicurrency Revolving Loan or to give effect to its obligations as contemplated hereby with respect to any Multicurrency Revolving Loan, or (ii) there shall have occurred any change in national or international financial, political or economic conditions (including the imposition of or any change in exchange controls, but excluding conditions otherwise covered by this Section 2.15) which would make it impracticable for the Multicurrency Lenders to make or maintain Multicurrency Revolving Loans denominated in the relevant currency after the Effective Date to, or for the account of, the relevant Foreign Subsidiary Borrower, then, by written notice to the relevant Foreign Subsidiary Borrower and to the Multicurrency Administrative Agent:

(i)   such Multicurrency Lender or Multicurrency Lenders may declare that Multicurrency Revolving Loans (in the affected currency or currencies) will not thereafter (for the duration of such unlawfulness) be made by such Multicurrency Lender or Multicurrency Lenders hereunder (or be continued for additional Interest Periods), whereupon any request for a Multicurrency Revolving Loan (in the affected currency or currencies) or to continue a Multicurrency Revolving Loan (in the affected currency or currencies), as the case may be, for an additional Interest Period) shall, as to such Multicurrency Lender or Multicurrency Lenders only, be of no force and effect, unless such declaration shall be subsequently withdrawn; and

(ii)   such Multicurrency Lender may require that all outstanding Multicurrency Revolving Loans (in the affected currency or currencies), made by it be converted to ABR Loans or Loans denominated in Dollars, as the case may be (unless repaid by the relevant Foreign Subsidiary Borrower), in which event all such Multicurrency Revolving Loans (in the affected currency or currencies) shall be converted to ABR Loans or Loans denominated in Dollars, as the case may be, as of the effective date of such notice as provided in paragraph (f) below and at the Exchange Rate on the date of such conversion or, at the option of the relevant Foreign Subsidiary Borrower, repaid on the last day of the then current Interest Period with respect thereto or, if earlier, the date on which the applicable notice becomes effective.

In the event any Multicurrency Lender shall exercise its rights under (i) or (ii) above, all payments and prepayments of principal that would otherwise have been applied to repay the converted Multicurrency Revolving Loans of such Multicurrency Lender shall instead be applied to repay the ABR Loans or Loans denominated in Dollars, as the case may be, made by such Multicurrency Lender resulting from such conversion.

(e) For purposes of Section 2.15(d), a notice to the relevant Foreign Subsidiary Borrower by any Multicurrency Lender shall be effective as to each Multicurrency Revolving Loan made by such Multicurrency Lender, if lawful, on the last day of the Interest Period currently applicable to such Multicurrency Revolving Loan; in all other cases such notice shall be effective on the date of receipt thereof by the relevant Foreign Subsidiary Borrower.

2.16   Taxes. (a) All payments made by the Borrower or any Foreign Subsidiary Borrower under this Agreement shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, excluding net income taxes, branch profit taxes and franchise taxes (imposed in lieu of net income taxes) imposed on the Administrative Agent or any Lender as a result of a present or former connection between the Administrative Agent or such Lender and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Administrative Agent or such Lender having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or any other Loan Document). If any such non-excluded taxes, levies, imposts, duties, charges, fees, deductions or withholdings ("Non-Excluded Taxes") or Other Taxes are required to be withheld from any amounts payable to the Administrative Agent or any Lender hereunder, the amounts so payable to the Administrative Agent or such Lender shall be increased to the extent necessary to yield to the Administrative Agent or such Lender (after payment of all Non-Excluded Taxes and Other Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement; provided that neither the Borrower nor any Foreign Subsidiary Borrower shall be required to increase any such amounts payable to any Lender with respect to any Non-Excluded Taxes (i) that are attributable to such Lender's failure to comply with the requirements of paragraph (d), (e) or (g) of this Section or (ii) that are United States, French, Netherlands or United Kingdom withholding taxes imposed on amounts payable to such Lender at the time such Lender becomes a party to this Agreement, except to the extent that such Lender's assignor (if any) was entitled, at the time of assignment, to receive additional amounts from the Borrower or any Foreign Subsidiary Borrower with respect to such Non-Excluded Taxes pursuant to this paragraph.

(b) In addition, the Borrower and each Foreign Subsidiary Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c) Whenever any Non-Excluded Taxes or Other Taxes are payable by the Borrower or any Foreign Subsidiary Borrower, as promptly as possible thereafter the Borrower or the relevant Foreign Subsidiary Borrower, as the case may be, shall send to the Administrative Agent for its own account or for the account of the relevant Lender, as the case may be, a certified copy of an original official receipt received by the Borrower or the relevant Foreign Subsidiary Borrower, as the case may be, showing payment thereof. If the Borrower or any Foreign Subsidiary Borrower, as the case may be, fails to pay any Non-Excluded Taxes or Other Taxes when due to the appropriate taxing authority or fails to remit to the Administrative Agent the required receipts or other required documentary evidence, the Borrower or such Foreign Subsidiary Borrower, as the case may be, shall indemnify the Administrative Agent and the Lenders for any incremental taxes, interest or penalties that may become payable by the Administrative Agent or any Lender as a result of any such failure.

(d) Each Lender (or Transferee) that is not a "U.S. Person" as defined in Section 7701(a)(30) of the Code (a "Non-U.S. Lender") shall deliver to the Borrower and the Administrative Agent (or, in the case of a Participant, to the Borrower and to the Lender from which the related participation shall have been purchased) two copies of either U.S. Internal Revenue Service Form W-8BEN or Form W-8ECI, or, in the case of a Non-U.S. Lender claiming exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of "portfolio interest", a statement substantially in the form of Exhibit F and a Form W-8BEN, or any subsequent versions thereof or successors thereto, properly completed and duly executed by such Non-U.S. Lender claiming complete exemption from, or a reduced rate of, U.S. federal withholding tax on all payments by the Borrower and any Foreign Subsidiary Borrower under this Agreement and the other Loan Documents. Such forms shall be delivered by each Non-U.S. Lender on or before the date it becomes a party to this Agreement (or, in the case of any Participant, on or before the date such Participant purchases the related participation). In addition, each Non-U.S. Lender shall deliver such forms promptly upon the obsolescence or invalidity of any form previously delivered by such Non-U.S. Lender. Each Non-U.S. Lender shall promptly notify the Borrower at any time it determines that it is no longer in a position to provide any previously delivered certificate to the Borrower (or any other form of certification adopted by the U.S. taxing authorities for such purpose). Notwithstanding any other provision of this paragraph, a Non-U.S. Lender shall not be required to deliver any form pursuant to this paragraph that such Non-U.S. Lender is not legally able to deliver.

(e) A Lender that is entitled to an exemption from or reduction of non-U.S. withholding tax under the law of the jurisdiction in which the Borrower or any Foreign Subsidiary Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrower or any Foreign Subsidiary Borrower, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without withholding or at a reduced rate; provided that such Lender is legally entitled to complete, execute and deliver such documentation and in such Lender's judgment such completion, execution or submission would not materially prejudice the legal position of such Lender.

(f) If the Administrative Agent or any Lender determines, in its sole discretion, that it has received a refund of any Non-Excluded Taxes or Other Taxes as to which it has been indemnified by the Borrower or any Foreign Subsidiary Borrower, as the case may be, or with respect to which the Borrower or any Foreign Subsidiary Borrower, as the case may be, has paid additional amounts pursuant to this Section 2.16, it shall pay over such refund to the Borrower or the relevant Foreign Subsidiary Borrower, as the case may be (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower or such Foreign Subsidiary Borrower, as the case may be, under this Section 2.16 with respect to the Non-Excluded Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that the Borrower or such Foreign Subsidiary Borrower, as the case may be, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower or such Foreign Subsidiary Borrower, as the case may be (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This paragraph shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Borrower or such Foreign Subsidiary Borrower or any other Person.

(g) Each Lender that is not incorporated or organized under the laws of the jurisdiction under which a Foreign Subsidiary Borrower is incorporated or organized or is not a resident for taxation purposes of such Foreign Subsidiary Borrower's country of tax residence, shall upon written request by such Foreign Subsidiary Borrower, deliver to such Foreign Subsidiary Borrower or the applicable Governmental Authority or taxing authority, as the case may be, any form or certificate required in order that any payment by such Foreign Subsidiary Borrower under this Agreement to such Lender may be made free and clear of, and without deduction or withholding for or on account of any tax (or to allow any such deduction or withholding to be at a reduced rate) imposed on such payment under the laws of the jurisdiction under which such Foreign Subsidiary Borrower is incorporated or organized or is otherwise a resident for taxation purposes; provided that such Lender is legally entitled to complete, execute and deliver such form or certificate and such completion, execution or submission would not materially prejudice the legal position of such Lender.

(h) The agreements in this Section shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

2.17   Indemnity. The Borrower agrees to indemnify each Lender for, and to hold each Lender harmless from, any loss or expense that such Lender may sustain or incur as a consequence of (a) default by the Borrower or any Foreign Subsidiary Borrower in making a borrowing of, conversion into or continuation of Eurocurrency Loans after the Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (b) default by the Borrower or any Foreign Subsidiary Borrower in making any prepayment of or conversion from Eurocurrency Loans after the Borrower has given a notice thereof in accordance with the provisions of this Agreement or (c) the making of a prepayment of Eurocurrency Loans on a day that is not the last day of an Interest Period with respect thereto. Such indemnification may include an amount equal to the excess, if any, of (i) the amount of interest that would have accrued on the amount so prepaid, or not so borrowed, converted or continued, for the period from the date of such prepayment or of such failure to borrow, convert or continue to the last day of such Interest Period (or, in the case of a failure to borrow, convert or continue, the Interest Period that would have commenced on the date of such failure) in each case at the applicable rate of interest for such Loans provided for herein (excluding, however, the Applicable Margin included therein, if any) over (ii) the amount of interest (as reasonably determined by such Lender) that would have accrued to such Lender on such amount by placing such amount on deposit for a comparable period with leading banks in the interbank Eurocurrency market. A certificate as to any amounts payable pursuant to this Section submitted to the Borrower by any Lender shall be conclusive in the absence of manifest error. This covenant shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

2.18   Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.15 or 2.16(a) with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event with the object of avoiding the consequences of such event; provided that such designation is made on terms that, in the sole judgment of such Lender, cause such Lender and its lending office(s) to suffer no economic, legal or regulatory disadvantage; provided, further, that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Section 2.15 or 2.16(a).

2.19   Replacement of Lenders. The Borrower shall be permitted to replace with a replacement financial institution (a) any Lender that requests reimbursement or for whom the Borrower is required to make payments, for amounts owing pursuant to Section 2.15 or 2.16(a), (b) any Lender that defaults in its obligation to make Loans hereunder, (c) any L/C Participant to the extent that the issuance of any Letter of Credit would conflict with, or cause such L/C Participant to exceed any limits imposed by, any applicable Requirement of Law; provided that (i) such replacement does not conflict with any Requirement of Law, (ii) no Event of Default shall have occurred and be continuing at the time of such replacement, (iii) prior to any such replacement, such Lender or L/C Participant shall have taken no action under Section 2.21 so as to eliminate the continued need for payment of amounts owing pursuant to Section 2.15 or 2.16(a), (iv) the replacement financial institution shall purchase, at par, all Loans and other amounts owing to such replaced Lender or L/C Participant on or prior to the date of replacement, (v) the Borrower shall be liable to such replaced Lender or L/C Participant under Section 2.17 if any Eurocurrency Loan owing to such replaced Lender shall be purchased other than on the last day of the Interest Period relating thereto, (vi) the replacement financial institution, if not already a Lender or L/C Participant, shall be reasonably satisfactory to the Administrative Agent, (vii) the replaced Lender or L/C Participant shall be replaced in accordance with the provisions of Section 10.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein), (viii) until such time as such replacement shall be consummated, the Borrower shall pay all additional amounts (if any) required pursuant to Section 2.15 or 2.16(a), as the case may be, and (ix) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender or L/C Participant.

2.20   Judgment Currency. (a)   If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in one currency into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures in the relevant jurisdiction, the first currency could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given.

(b) The obligations of the relevant Foreign Subsidiary Borrower in respect of any sum due to any party hereto or any holder of the obligations owing hereunder (the "Applicable Creditor") shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than the currency in which such sum is stated to be due hereunder (the "Agreement Currency"), be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the relevant jurisdiction purchase the Agreement Currency with the Judgment Currency; if the amount of the Agreement Currency so purchased is less than the sum originally due to the Applicable Creditor in the Agreement Currency, the Borrower as a separate obligation and notwithstanding any such judgment, agrees to indemnify the Applicable Creditor against such loss. The obligations of the relevant Foreign Subsidiary Borrower contained in this Section 2.20 shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

2.21   Foreign Currency Exchange Rate. (a)   No later than 1:00 P.M., New York City time, on each Calculation Date with respect to a Foreign Currency, the Administrative Agent shall determine the Exchange Rate as of such Calculation Date with respect to such Foreign Currency; provided that upon receipt of a borrowing request pursuant to Section 2.3(b) or the issuance of any Multicurrency Letter of Credit, the Administrative Agent shall determine the Exchange Rate with respect to the relevant Foreign Currency on the related Calculation Date. The Exchange Rates so determined shall become effective on the relevant Calculation Date (a "Reset Date"), shall remain effective until the next succeeding Reset Date and shall for all purposes of this Agreement (other than Section 2.15(d) and any other provision requiring the use of a current Exchange Rate) be the Exchange Rates employed in converting any amounts between Dollars and Foreign Currencies.

(b) No later than 5:00 P.M., New York City time, on each Reset Date, the Administrative Agent shall determine the aggregate amount of the Dollar Equivalents of the principal amounts of the relevant Multicurrency Revolving Extensions of Credit then outstanding (after giving effect to any Multicurrency Revolving Extensions of Credit to be made or repaid on such date).

(c) The Administrative Agent shall promptly notify the Borrower and the Foreign Subsidiary Borrower of each determination of an Exchange Rate hereunder.

2.22   Incremental Revolving Facility.

(a) The Borrower may, at any time or from time to time after the Effective Date, by notice to the Administrative Agent (whereupon the Administrative Agent shall promptly deliver a copy to each of the Lenders), request one or more (but, in any event, no more than three) increases in the amount of the Revolving Commitments (each such increase, an "Incremental Revolving Commitment Increase"); provided that (A) both at the time of any such request and after giving effect to the effectiveness of any Incremental Revolving Commitment Increase, no Default or Event of Default shall exist and at the time that any such Incremental Revolving Commitment Increase is made or effected (and after giving effect thereto), no Default or Event of Default shall exist and the conditions in Section 5.2 shall be satisfied and (B) the Borrower shall be in compliance, on a pro forma basis after giving effect to any such Incremental Revolving Commitment Increase, with the covenants set forth in Section 7.1, as such covenants are recomputed as at the last day of the most recent fiscal quarter as if such Incremental Revolving Commitment Increase (taking into account only the amount of Outstanding Revolving Extensions of Credit outstanding at the time of and after giving effect to any extensions of credit in connection with such Incremental Revolving Commitment Increase and the consummation of any transactions contemplated thereby) had been outstanding on the first day of such period.

(b) Each Incremental Revolving Commitment Increase shall be in an aggregate principal amount that is not less than $10,000,000 (provided that such amount may be less than $10,000,000 if such amount represents all remaining availability under the limit set forth in the next sentence). Notwithstanding anything to the contrary herein, the aggregate amount of all Incremental Revolving Commitment Increases shall not exceed $75,000,000.

(c) Each notice from the Borrower pursuant to this Section 2.22 shall set forth the requested amount of the Incremental Revolving Commitment Increase. Incremental Revolving Commitment Increases may be provided, by any existing Lender (it being understood that no existing Lender will have any obligation to provide a portion of any Incremental Revolving Commitment Increase or any right to consent to any Incremental Revolving Commitment Increase) or by any other bank or other financial institution (any such other bank or other financial institution being called an "Additional Lender"); provided that the Administrative Agent shall have consented to such Lender's or Additional Lender's providing such Incremental Revolving Commitment Increases if such consent would be required under Section 10.6(b) for an assignment of Loans or Revolving Commitments, as applicable, to such Lender or Additional Lender.

(d) The effectiveness of any Incremental Revolving Commitment Increase shall be subject to the satisfaction on the date hereof of the conditions in Section 5.2 and such other conditions as the parties thereto shall agree. The Borrower and the Foreign Subsidiary Borrowers may use the proceeds of the Incremental Revolving Commitment Increases for any purpose not prohibited by this Agreement.

(e) Upon each increase in the Revolving Commitments pursuant to this Section 2.22, each Lender with a Revolving Commitment immediately prior to such increase will automatically and without further act be deemed to have assigned to each Lender providing a portion of the Incremental Revolving Commitment Increase (each an "Incremental Revolving Commitment Increase Lender") in respect of such increase, and each such Incremental Revolving Commitment Increase Lender will automatically and without further act be deemed to have assumed, a portion of such Lender's participations hereunder in outstanding Revolving Letters of Credit and Swingline Loans such that, after giving effect to each such deemed assignment and assumption of participations, the percentage of the aggregate outstanding (i) participations hereunder in Revolving Letters of Credit and (ii) participations hereunder in Swingline Loans held by each Lender with a Revolving Commitment (including each such Incremental Revolving Commitment Increase Lender) will equal the percentage of the aggregate Revolving Commitments of all Lenders represented by such Lender's Revolving Commitment. If, on the date of such increase, there are any Revolving Loans outstanding, such Revolving Loans shall on or prior to the effectiveness of such Incremental Revolving Commitment Increase be prepaid from the proceeds of additional Revolving Loans made hereunder (reflecting such increase in Revolving Commitments), which prepayment shall be accompanied by accrued interest on the Revolving Loans being prepaid and any costs incurred by any Lender in accordance with Section 2.17. The Administrative Agent and the Lenders hereby agree that the minimum borrowing, *pro rata* borrowing and *pro rata* payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to the immediately preceding sentence.

SECTION 3.   LETTERS OF CREDIT

3.1   L/C Commitment. (a) Subject to the terms and conditions hereof, each Issuing Lender, in reliance on the agreements of the other Revolving Lenders set forth in Section 3.4(a), agrees to issue letters of credit and/or bank guarantees (together with any Designated Letters of Credit, "Letters of Credit") for the account of the Borrower, any Foreign Subsidiary Borrower, or any other Subsidiary of the Borrower (provided that the Borrower shall be a co-applicant, and be jointly and severally liable, with respect to each Letter of Credit issued for the account of any Subsidiary of the Borrower, and the Borrower shall be deemed to be a co-applicant, and shall be jointly and severally liable, with respect to each Designated Letter of Credit issued for the account of any Subsidiary of the Borrower) on any Business Day during the Revolving Commitment Period in such form as may be approved from time to time by such Issuing Lender; provided that such Issuing Lender shall not issue or extend any Letter of Credit if, after giving effect to such issuance or extension, (i) the L/C Obligations would exceed the L/C Commitment, (ii) the sum of Outstanding Revolving Extensions of Credit would exceed the Total Revolving Commitments or (iii) the sum of the Multicurrency Revolving Extensions of Credit would exceed the Multicurrency Sublimit. Each Letter of Credit shall (i) be denominated in Dollars or any one of the Foreign Currencies, as specified by the Borrower, and (ii) expire no later than the earlier of (x) the first anniversary of its date of issuance and (y) the date that is five Business Days prior to the Revolving Termination Date; provided that any Letter of Credit with a one-year term may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (y) above).

(b) No Issuing Lender shall at any time be obligated to issue any Letter of Credit if such issuance would conflict with, or cause such Issuing Lender or any L/C Participant to exceed any limits imposed by, any applicable Requirement of Law.

(c) On the Effective Date, (i) the Borrower shall provide Schedule 3.1, which Schedule shall list the Designated Letters of Credit, (ii) such Designated Letters of Credit shall be deemed to be Letters of Credit issued pursuant to and in compliance with this Section 3.1, (iii) the face amount of such Designated Letters of Credit shall be included in the calculation of the available L/C Commitment and the Outstanding Revolving Extensions of Credit, (iv) the provisions of this Agreement shall apply thereto, and the Borrower, if applicable, the Foreign Subsidiary Borrowers or any other Subsidiary of the Borrower and the Lenders hereunder hereby expressly assume all obligations with respect to such Letters of Credit that they would have if such Letters of Credit had been issued pursuant to this Agreement and (v) all liabilities of the Borrower and, if applicable, any Foreign Subsidiary Borrower or other Subsidiary of the Borrower, with respect to such Designated Letters of Credit shall constitute obligations of the Borrower or the applicable Foreign Subsidiary Borrower hereunder.

3.2   Procedure for Issuance of Letter of Credit. The Borrower or any Foreign Subsidiary Borrower may from time to time request that an Issuing Lender issue a Letter of Credit by delivering to the relevant Issuing Lender at its address for notices specified herein an Application therefor, completed to the satisfaction of such Issuing Lender, and such other certificates, documents and other papers and information as such Issuing Lender may request. Upon receipt of any Application, such Issuing Lender will process such Application and the certificates, documents and other papers and information delivered to it in connection therewith in accordance with its customary procedures and shall promptly issue the Letter of Credit requested thereby (but in no event shall any Issuing Lender be required to issue any Letter of Credit earlier than three Business Days after its receipt of the Application therefor and all such other certificates, documents and other papers and information relating thereto) by issuing the original of such Letter of Credit to the beneficiary thereof or as otherwise may be agreed to by such Issuing Lender and the Borrower or the relevant Foreign Subsidiary Borrower, as the case may be. The relevant Issuing Lender shall furnish a copy of such Letter of Credit to the Borrower or the relevant Foreign Subsidiary Borrower, as the case may be, promptly following the issuance thereof. The relevant Issuing Lender shall promptly furnish to the Administrative Agent, which shall in turn promptly furnish to the Lenders, notice of the issuance of each Letter of Credit (including the amount thereof) in accordance with Section 3.9.

3.3   Fees and Other Charges. (a) The Borrower will pay a fee on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurocurrency Loans, shared ratably among the Revolving Lenders and payable quarterly in arrears on each Fee Payment Date after the issuance date. In addition, the Borrower shall pay to each Issuing Lender for its own account a fronting fee of 0.125% per annum on the undrawn and unexpired amount of each Letter of Credit, payable quarterly in arrears on each Fee Payment Date after the issuance date.

(b) In addition to the foregoing fees, the Borrower shall pay or reimburse each Issuing Lender for such normal and customary costs and expenses as are incurred or charged by such Issuing Lender in issuing, negotiating, effecting payment under, amending or otherwise administering any Letter of Credit.

3.4   L/C Participations. (a) Each Issuing Lender irrevocably agrees to grant and hereby grants to each L/C Participant, and, to induce each Issuing Lender to issue Letters of Credit, each L/C Participant irrevocably agrees to accept and purchase and hereby accepts and purchases from each Issuing Lender, on the terms and conditions set forth below, for such L/C Participant's own account and risk an undivided interest equal to such L/C Participant's Revolving Percentage in each Issuing Lender's obligations and rights under and in respect of each Letter of Credit and the amount of each draft paid by each Issuing Lender thereunder. Each L/C Participant agrees with each Issuing Lender that, if a draft is paid under any Letter of Credit for which any Issuing Lender is not reimbursed in full by the Borrower or the relevant Foreign Subsidiary Borrower, as the case may be, in accordance with the terms of this

Agreement, such L/C Participant shall pay to such Issuing Lender upon demand at such Issuing Lender's address for notices specified herein an amount equal to such L/C Participant's Revolving Percentage of the amount of such draft, or any part thereof, that is not so reimbursed. Each L/C Participant's obligation to pay such amount shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such L/C Participant may have against any Issuing Lender, the Borrower or any Foreign Subsidiary Borrower or any other Person for any reason whatsoever, (ii) the occurrence or continuance of a Default or an Event of Default or the failure to satisfy any of the other conditions specified in Section 5, (iii) any adverse change in the condition (financial or otherwise) of the Borrower or any Foreign Subsidiary Borrower, (iv) any breach of this Agreement or any other Loan Document by the Borrower or any Foreign Subsidiary Borrower, any other Loan Party or any other L/C Participant or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

(b) If any amount required to be paid by any L/C Participant to any Issuing Lender pursuant to Section 3.4(a) in respect of any unreimbursed portion of any payment made by any Issuing Lender under any Letter of Credit is paid to such Issuing Lender within three Business Days after the date such payment is due, such L/C Participant shall pay to such Issuing Lender on demand an amount equal to the product of (i) such amount, times (ii) the daily average Federal Funds Effective Rate during the period from and including the date such payment is required to the date on which such payment is immediately available to such Issuing Lender, times (iii) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 360. If any such amount required to be paid by any L/C Participant pursuant to Section 3.4(a) is not made available to such Issuing Lender by such L/C Participant within three Business Days after the date such payment is due, such Issuing Lender shall be entitled to recover from such L/C Participant, on demand, such amount with interest thereon calculated from such due date at the rate per annum applicable to ABR Loans. A certificate of such Issuing Lender submitted to any L/C Participant with respect to any amounts owing under this Section shall be conclusive in the absence of manifest error.

(c) Whenever, at any time after an Issuing Lender has made payment under any Letter of Credit and has received from any L/C Participant its pro rata share of such payment in accordance with Section 3.4(a), such Issuing Lender receives any payment related to such Letter of Credit (whether directly from the Borrower, any Foreign Subsidiary Borrower or otherwise, including proceeds of collateral applied thereto by such Issuing Lender), or any payment of interest on account thereof, such Issuing Lender will distribute to such L/C Participant its pro rata share thereof; provided that in the event that any such payment received by such Issuing Lender shall be required to be returned by such Issuing Lender, such L/C Participant shall return to such Issuing Lender the portion thereof previously distributed by such Issuing Lender to it.

3.5   Reimbursement Obligation of the Borrower and the Foreign Subsidiary Borrowers   If any draft is paid under any Letter of Credit, the Borrower or the applicable Foreign Subsidiary Borrower, as the case may be, shall reimburse the relevant Issuing Lender for the amount of (a) the draft so paid and (b) any taxes, fees, charges or other costs or expenses incurred by such Issuing Lender in connection with such payment, not later than 12:00 Noon, New York City time, on (i) the Business Day that the Borrower or the applicable Foreign Subsidiary Borrower, as the case may be, receives notice of such draft, if such notice is received on such day prior to 10:00 A.M., New York City time in the case of Letters of Credit denominated in Dollars, and 11:00 A.M., London time, in the case of Letters of Credit denominated in a Foreign Currency, or (ii) if clause (i) above does not apply, the Business Day immediately following the day that the Borrower or the applicable Foreign Subsidiary Borrower, as the case may be, receives such notice. Each Issuing Lender agrees to forward any such notice to the Administrative Agent. Each such payment shall be made to such Issuing Lender at its address for notices referred to herein in Dollars and in immediately available funds. Interest shall be payable on any such amounts from the date on which the relevant draft is paid until payment in full at the rate set forth in (x) until the Business Day next succeeding the date of the relevant notice, Section 2.11(b) and (y) thereafter, Section 2.11(c).

3.6   Obligations Absolute. The Borrower's and each applicable Foreign Subsidiary Borrower's obligations under this Section 3 shall be absolute and unconditional under any and all circumstances and irrespective of any setoff, counterclaim or defense to payment that the Borrower or any relevant Foreign Subsidiary Borrower may have or have had against any Issuing Lender, any beneficiary of a Letter of Credit or any other Person. The Borrower and each relevant Foreign Subsidiary Borrower also agree with each Issuing Lender that no Issuing Lender shall be responsible for, and the Borrower's and each applicable Foreign Subsidiary Borrower's Reimbursement Obligations under Section 3.5 shall not be affected by, among other things, the validity or genuineness of documents or of any endorsements thereon, even though such documents shall in fact prove to be invalid, fraudulent or forged, or any dispute between or among the Borrower or any relevant Foreign Subsidiary Borrower and any beneficiary of any Letter of Credit or any other party to which such Letter of Credit may be transferred or any claims whatsoever of the Borrower any relevant Foreign Subsidiary Borrower against any beneficiary of such Letter of Credit or any such transferee. No Issuing Lender shall be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Letter of Credit, except for errors or omissions found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Issuing Lender. The Borrower and each relevant Foreign Subsidiary Borrower agree that any action taken or omitted by any Issuing Lender under or in connection with any Letter of Credit or the related drafts or documents, if done in the absence of gross negligence or willful misconduct, shall be binding on the Borrower or each relevant Foreign Subsidiary Borrower and shall not result in any liability of any Issuing Lender to the Borrower and each relevant Foreign Subsidiary Borrower. Nothing herein shall be deemed to limit the rights of the Borrower or any Foreign Subsidiary Borrower against the Issuing Lender for any actions or inactions taken by the Issuing Lender that are found by a final and non-appealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Issuing Lender.

3.7   Letter of Credit Payments. If any draft shall be presented for payment under any Letter of Credit, the relevant Issuing Lender shall promptly notify the Borrower or the relevant Foreign Subsidiary Borrower, as the case may be, of the date and amount thereof. The responsibility of an Issuing Lender to the Borrower or the relevant Foreign Subsidiary Borrower, as the case may be, in connection with any draft presented for payment under any Letter of Credit shall, in addition to any payment obligation expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment are substantially in conformity with such Letter of Credit.

3.8   Applications and Designated Letters of Credit. To the extent that any provision of any Application related to any Letter of Credit or any Designated Letter of Credit is inconsistent with the provisions of this Section 3, the provisions of this Section 3 shall apply.

3.9   Certain Reporting Requirements. Each Issuing Lender will report in writing to the Administrative Agent (i) on the fifth Business Day prior to the end of each fiscal quarter of the Borrower, the aggregate stated amount of Letters of Credit issued by it and outstanding as of the last Business Day of the preceding week and (ii) on or prior to each Business Day on which an Issuing Lender expects to issue or amend any Letter of Credit, the date of such issuance or amendment and the aggregate stated amount of Letters of Credit to be issued by it and outstanding after giving effect to such issuance or amendment (and such Issuing Lender shall advise the Administrative Agent on such Business Day whether such issuance or amendment occurred and whether the amount thereof changed).

SECTION 4.   REPRESENTATIONS AND WARRANTIES

To induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Loans and issue or participate in the Letters of Credit, the Borrower hereby represents and warrants to the Administrative Agent and each Lender that:

4.1   Financial Condition. (a) The audited consolidated balance sheets of the Borrower and its consolidated Subsidiaries as at December 31, 2005 and December 30, 2006, and the related consolidated statements of income and of cash flows for the fiscal years ended on such dates, reported on by and accompanied by an unqualified report from Ernst & Young LLP, present fairly the consolidated financial condition of the Borrower and its consolidated Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. All such financial statements, including the related schedules, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as approved by the aforementioned firm of accountants and disclosed therein).

(b) The unaudited consolidated balance sheet of the Borrower and its consolidated Subsidiaries for the nine-month period ended September 29, 2007, and the related unaudited consolidated statements of income and cash flows for the nine-month period ended on such date, present fairly in all material respects the consolidated financial condition of the Borrower and its consolidated Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the nine-month period then ended (subject to normal year end audit adjustments and the absence of footnotes). All such financial statements, including the related schedules, have been prepared in accordance with GAAP applied consistently throughout the periods involved.

(c) As of the date of this Agreement, no Group Member has any material Guarantee Obligations, contingent liabilities and liabilities for taxes, or any long term leases or unusual forward or long term commitments, including any interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives that are made outside the ordinary course of business that are not reflected in the financial statements referred to in clauses (a) and (b) above. During the period from September 29, 2007 to and including the Effective Date, there has been no Disposition by any Group Member of any material part of the business or property of the Group Members, taken as a whole.

4.2   No Change. Since January 1, 2008, there has been no development or event that has had or would reasonably be expected to have a Material Adverse Effect.

4.3   Existence; Compliance with Law. (a) Each of the Borrower, each other Loan Party and each other Material Subsidiary is duly organized, validly existing and in good standing (or the equivalent of such standing, if any, under the laws of any jurisdiction outside of the United States) under the jurisdiction of its organization, (b) each Group Member (other than the Borrower and each Material Subsidiary) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (c) each Group Member has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (d) each Group Member is duly qualified as a foreign corporation or other organization and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and (e) each Group Member is in compliance with all Requirements of Law, except in the case of clause (b), (c), (d) or (e) above, to the extent that the failure to comply therewith would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.4   Power; Authorization; Enforceable Obligations. Each Loan Party has the power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party and, in the case of the Borrower, on and after the Effective Date, and each Foreign Subsidiary Borrower, on or after the Foreign Subsidiary Borrower Closing Date applicable to each such Foreign Subsidiary Borrower, to obtain extensions of credit hereunder. Each Loan Party has taken all necessary organizational action to authorize the execution, delivery and performance of the Loan Documents to which it is a party and, in the case of the Borrower and the Foreign Subsidiary Borrowers, to authorize the extensions of credit on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with (A) the extensions of credit hereunder or (B) the execution, delivery, performance, validity or enforceability of this Agreement or any of the Loan Documents, except consents, authorizations, filings and notices described in Schedule 4.4, which consents, authorizations, filings and notices have been obtained or made and are in full force and effect. Each Loan Document has been duly executed and delivered on behalf of each Loan Party party thereto. This Agreement constitutes, and each other Loan Document upon execution will constitute, a legal, valid and binding obligation of each Loan Party party thereto, enforceable against each such Loan Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

4.5   No Legal Bar. The execution, delivery and performance of this Agreement and the other Loan Documents, the issuance of Letters of Credit, the borrowings hereunder and the use of the proceeds thereof will not violate any material Requirement of Law or any material Contractual Obligation of the Borrower or any Material Subsidiary and will not result in, or require, the creation or imposition of any Lien on any of their respective properties or revenues pursuant to any Requirement of Law or any such Contractual Obligation. No Requirement of Law or Contractual Obligation applicable to the Borrower or any of its Subsidiaries would reasonably be expected to have a Material Adverse Effect.

4.6   Litigation. No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of the Borrower, threatened by or against any Group Member or against any of their respective properties or revenues (a) with respect to any of the Loan Documents or any of the transactions contemplated hereby or thereby or (b) that would reasonably be expected to have a Material Adverse Effect.

4.7   No Default. No Group Member is in default under or with respect to any of its Contractual Obligations in any respect that would reasonably be expected to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing.

4.8   Ownership of Property; Liens. Each Group Member has title in fee simple to, or a valid leasehold interest in, all its real property, and good title to, a valid leasehold interest in or a valid license to use, all its other property except for such defects in title that would not reasonably be expected to have a Material Adverse Effect, and none of such property is subject to any Lien except as permitted by Section 7.3.

4.9   Intellectual Property. Each Group Member owns, or is licensed to use, all Intellectual Property necessary for the conduct of its business as currently conducted, except to the extent that the failure to own or have a license to use would not reasonably be expected to have a Material Adverse Effect. No claim has been asserted and is pending by any Person challenging or questioning the use of any Intellectual Property or the validity or effectiveness of any Intellectual Property that would reasonably be expected to have a Material Adverse Effect, nor does the Borrower know of any valid basis for any such claim. The use of Intellectual Property by each Group Member does not infringe on the rights of any Person except to the extent that any such infringement would not reasonably be expected to have a Material Adverse Effect.

4.10   Taxes. Each Group Member has filed or caused to be filed all Federal, state and other tax returns that are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than (a) any the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the relevant Group Member or (b) the failure to so file or so pay would not reasonably be expected to have a Material Adverse Effect).

4.11   Federal Regulations. No part of the proceeds of any Loans, and no other extensions of credit hereunder, will be used (a) for "buying" or "carrying" any "margin stock" within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect for any purpose that violates the provisions of the Regulations of the Board or (b) for any purpose that violates the provisions of the Regulations of the Board. If requested by any Lender or the Administrative Agent, the Borrower will furnish to the Administrative Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1, as applicable, referred to in Regulation U.

4.12   Labor Matters. Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect and except as disclosed on Schedule 4.12: (a) there are no strikes or other labor disputes against any Group Member pending or, to the knowledge of the Borrower, threatened; (b) hours worked by and payment made to employees of each Group Member have not been in violation of the Fair Labor Standards Act or any other applicable Requirement of Law dealing with such matters; and (c) all payments due from any Group Member on account of employee health and welfare insurance have been paid or accrued as a liability on the books of the relevant Group Member.

4.13   ERISA. Neither a Reportable Event nor an "accumulated funding deficiency" (within the meaning of Section 412 of the Code or Section 302 of ERISA) has occurred during the five-year period prior to the date on which this representation is made or deemed made with respect to any Plan, and each Plan has complied in all material respects with the applicable provisions of ERISA and the Code. No termination of a Single Employer Plan has occurred, and no Lien in favor of the PBGC or a Plan has arisen, during such five-year period. The present value of all accrued benefits under each Single Employer Plan (based on those assumptions used to fund such Plans) did not, as of the last annual valuation date prior to the date on which this representation is made or deemed made, exceed the value of the assets of such Plan allocable to such accrued benefits by a material amount. Neither the Borrower nor any Commonly Controlled Entity has had a complete or partial withdrawal from any Multiemployer Plan that has resulted or could reasonably be expected to result in a material liability under ERISA, and neither the Borrower nor any Commonly Controlled Entity would become subject to any material liability under ERISA if the Borrower or any such Commonly Controlled Entity were to withdraw completely from all Multiemployer Plans as of the valuation date most closely preceding the date on which this representation is made or deemed made. No such Multiemployer Plan is in Reorganization or Insolvent.

4.14   Investment Company Act; Other Regulations. No Loan Party is an "investment company", within the meaning of the Investment Company Act of 1940, as amended. No Loan Party is subject to regulation under any Requirement of Law (other than Regulation X of the Board) that limits its ability to incur Indebtedness.

4.15   Subsidiaries. On the Effective Date, the Borrower does not have any Subsidiaries other than the Subsidiaries (including the Discontinued Operations) listed on Schedule 4.15. Except as disclosed to the Administrative Agent, (a) Schedule 4.15 sets forth the name and jurisdiction of incorporation of each Subsidiary of the Borrower (including the Discontinued Operations) and, as to each such Subsidiary, the percentage of each class of Capital Stock owned by any Loan Party and whether such Subsidiary is a Material Subsidiary and (b) there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than the Rights Agreement, dated as of July 16, 2001, between the Borrower and American Stock Transfer & Trust Company and stock options or restricted stock or restricted stock units granted to employees or directors and directors' qualifying shares) of any nature relating to any Capital Stock of the Borrower or any Subsidiary, except as created by the Loan Documents.

4.16   Use of Proceeds. The proceeds of the Loans shall be used (a) to refinance all indebtedness and all other amounts outstanding under the Existing Credit Agreement and the related loan documents and (b) the working capital needs and general corporate purposes of the Borrower and its Subsidiaries.

4.17   Environmental Matters. Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect:

(a) the facilities and properties owned, leased or operated by any Group Member (the "Properties") do not contain, and have not previously contained, any Materials of Environmental Concern in amounts or concentrations or under circumstances that constitute or constituted a violation of, or could give rise to liability under, any Environmental Law;

(b) no Group Member has received or is aware of any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Properties or the business operated by any Group Member (the "Business"), nor does the Borrower have knowledge or reason to believe that any such notice will be received or is being threatened;

(c) Materials of Environmental Concern have not been transported or disposed of from the Properties in violation of, or in a manner or to a location that could give rise to liability under, any Environmental Law, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Properties in violation of, or in a manner that could give rise to liability under, any applicable Environmental Law;

(d) no judicial proceeding or governmental or administrative action is pending or, to the knowledge of the Borrower, threatened, under any Environmental Law to which any Group Member is or will be named as a party with respect to the Properties or the Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to the Properties or the Business;

(e) there has been no release or threat of release of Materials of Environmental Concern at or from the Properties, or arising from or related to the operations of any Group Member in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that could give rise to liability under Environmental Laws;

(f) the Properties and all operations at the Properties are in compliance, and have in the last five years been in compliance, with all applicable Environmental Laws, and there is no

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contamination at, under or about the Properties or violation of any Environmental Law with respect to the Properties or the Business; and

(g) no Group Member has assumed any liability of any other Person under Environmental Laws.

4.18   Accuracy of Information, etc. No statement or information contained in this Agreement, any other Loan Document, the Confidential Information Memorandum or any other document, certificate or statement furnished by or on behalf of any Loan Party to the Administrative Agent or the Lenders, or any of them, for use in connection with the transactions contemplated by this Agreement or the other Loan Documents, contained as of the date such statement, information, document or certificate was so furnished (or, in the case of the Confidential Information Memorandum, as of the date of this Agreement), any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein or therein not materially misleading in light of the circumstances under which such statements were made. The projections and pro forma financial information contained in the materials referenced above are based upon good faith estimates and assumptions believed by management of the Borrower to be reasonable at the time made, it being recognized by the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount and may not be achieved. As of the Effective Date, there is no fact known to any Loan Party that would reasonably be expected to have a Material Adverse Effect that has not been expressly disclosed herein, in the other Loan Documents, in the Confidential Information Memorandum or in any other documents, certificates and statements furnished to the Administrative Agent and the Lenders for use in connection with the transactions contemplated hereby and by the other Loan Documents.

4.19   Solvency. The Loan Parties, taken as a whole, are, and after giving effect to the incurrence of all Indebtedness and obligations being incurred in connection herewith will be and will continue to be, Solvent.

4.20   Insurance. The Borrower and each of its Subsidiaries maintains with financially sound and reputable insurers (not related to or affiliated with the Borrower or any of its Subsidiaries) insurance with respect to its properties and business and against at least such liabilities, casualties and contingencies and in at least such types and amounts as is customary in the case of corporations engaged in the same or a similar business or having similar properties similarly situated.

SECTION 5.   CONDITIONS PRECEDENT

5.1   Conditions to Initial Extension of Credit. The agreement of each Lender to make Revolving Loans requested to be made by it and of any Issuing Lender to issue or extend Letters of Credit hereunder is subject to the satisfaction, prior to or concurrently with the making of such extension of credit on the Effective Date, of the following conditions precedent:

(a) Credit Agreement; Guarantee Agreement. The Administrative Agent shall have received (i) this Agreement executed and delivered by the Administrative Agent, the Borrower, the Multicurrency Administrative Agent and each Person listed on Schedule 1.1 and (ii) the Guarantee Agreement, executed and delivered by the Borrower and each Subsidiary Guarantor.

(b) Refinancing. The Lenders and the Administrative Agent shall have received satisfactory evidence that all existing Indebtedness and all other amounts outstanding under the Existing Credit Agreement and the related loan documents thereby shall be contemporaneously repaid in full and all commitments to provide additional extensions of credit thereunder shall have terminated.

(c) <u>Fees</u>. The Lenders and the Administrative Agent shall have received all fees required to be paid, and all expenses for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the Effective Date. All such amounts will be paid with the proceeds of the Revolving Loans to be made on the Effective Date and will be reflected in the funding instructions given by the Borrower to the Administrative Agent on or before the Effective Date.

(d) <u>Closing Certificate</u>; <u>Certified Certificate of Incorporation</u>; <u>Good Standing Certificates</u>. The Administrative Agent shall have received (i) a certificate of each Loan Party, dated the Effective Date, substantially in the form of Exhibit C, with appropriate insertions and attachments, including the certificate of incorporation of each Loan Party that is a corporation certified by the relevant authority of the jurisdiction of organization of such Loan Party, and (ii) a long form good standing certificate for each Loan Party from its jurisdiction of organization.

(e) <u>Legal Opinions</u>. The Administrative Agent shall have received the following executed legal opinions:

(i) the legal opinion of Wilmer Cutler Pickering Hale and Dorr LLP, special New York counsel of the Borrower and its Subsidiaries, substantially in the form of Exhibit E-1; and

(ii) the legal opinion of Dykema Gossett PLLC, special Michigan counsel to Kadant Johnson Inc., substantially in the form of Exhibit E-2.

Each such legal opinion shall cover such other matters incident to the transactions contemplated by this Agreement as the Administrative Agent may reasonably require.

5.2 <u>Conditions to Each Extension of Credit</u>. The agreement of each Lender to make any extension of credit requested to be made by it on any date (including its initial extension of credit and any borrowing by a Foreign Subsidiary Borrower) is subject to the satisfaction of the following conditions precedent:

(a) <u>Representations and Warranties</u>. Each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents shall be true and correct on and as of such date as if made on and as of such date, except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct as of such date.

(b) <u>No Default</u>. No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the extensions of credit requested to be made on such date.

Each borrowing by and issuance or extension of a Letter of Credit on behalf of the Borrower, any Subsidiary of the Borrower and any Foreign Subsidiary Borrower hereunder shall constitute a representation and warranty by the Borrower as of the date of such extension of credit that the conditions contained in this Section 5.2 have been satisfied.

5.3 <u>Conditions to Initial Borrowings by each Foreign Subsidiary Borrower</u>. The agreement of each Lender to make Revolving Loans, each Multicurrency Lender to make Multicurrency

Loans requested to be made by it and of any Issuing Lender to issue or extend Letters of Credit (other than Designated Letters of Credit as to which the Borrower is a co-applicant) to any Foreign Subsidiary Borrower hereunder is subject to the satisfaction, prior to or concurrently with the making of such extension of credit on the Foreign Subsidiary Borrower Closing Date applicable to such Foreign Subsidiary Borrower, of the following conditions precedent:

(a) Effective Date. The conditions set forth in Section 5.1 shall have been satisfied prior to or concurrently with the conditions set forth in this Section 5.3.

(b) Joinder Agreement. With respect to any Foreign Subsidiary that becomes a Foreign Subsidiary Borrower hereunder after the Effective Date, the Administrative Agent shall have received a Joinder Agreement, substantially in the form of Exhibit G, executed and delivered by the Borrower, the applicable Foreign Subsidiary and the Administrative Agent, providing for such Foreign Subsidiary to become a Foreign Subsidiary Borrower.

(c) Borrower Guarantee. The Administrative Agent shall have received an agreement and acknowledgment by the Borrower that the guarantee set forth in Section 3 of the Guarantee Agreement covers the obligations of such Foreign Subsidiary as a Foreign Subsidiary Borrower under this Agreement and the other Loan Documents.

(d) Closing Certificate; Certified Certificate of Incorporation; Good Standing Certificates. The Administrative Agent shall have received (i) a certificate of such Foreign Subsidiary, dated the applicable Foreign Subsidiary Borrower Closing Date, substantially in the form of Exhibit C-2, with appropriate insertions and attachments, including corporate or other applicable resolutions, other corporate or other applicable documents and certificates in respect of such Foreign Subsidiary substantially equivalent to comparable documents delivered on the Effective Date and (ii) such other documents with respect to such Foreign Subsidiary as the Administrative Agent shall reasonably request.

(e) Legal Opinion. The Administrative Agent shall have received a legal opinion from counsel to such Foreign Subsidiary in form and substance reasonably satisfactory to the Administrative Agent.

5.4 Additional Conditions Applicable to the Foreign Subsidiary Borrowers The agreement of each Lender to make any Loan and of any Issuing Lender to issue or extend any Letter of Credit (other than Designated Letters of Credit as to which the Borrower is a co-applicant) on or after the applicable Foreign Subsidiary Borrower Closing Date requested to be made by it to any Foreign Subsidiary Borrower on any date is subject to the satisfaction or waiver of, in addition to the conditions precedent set forth in Sections 5.1, 5.2 and 5.3 to be fulfilled by such Foreign Subsidiary Borrower, the truthfulness and correctness in all material respects on and as of such date of the following additional representations and warranties:

(i) Pari Passu. The obligations of such Foreign Subsidiary Borrower under this Agreement, when executed and delivered by such Foreign Subsidiary Borrower, will rank at least pari passu with all unsecured Indebtedness of such Foreign Subsidiary Borrower.

(ii) No Immunities, etc. The assets of such Foreign Subsidiary Borrower shall be available without material limitation to satisfy the Foreign Subsidiary Borrower Obligations of such Foreign Subsidiary Borrower under laws of the jurisdiction in which such Foreign Subsidiary Borrower is organized and existing.

(iii) <u>Recordation</u>. This Agreement is in proper legal form under the law of the jurisdiction in which such Foreign Subsidiary Borrower is organized and existing for the enforcement hereof or thereof against such Foreign Subsidiary Borrower under the law of such jurisdiction. No recordation, filing or registration, and no payment of any charge or tax is necessary under the law of the jurisdiction in which such Foreign Subsidiary Borrower is organized and existing or for the enforcement hereof or thereof against such Foreign Subsidiary Borrower under the law of such jurisdiction or such recordation, filing or registration has been made and is in full force and effect or such charge or tax paid.

(iv) <u>Exchange Controls</u>. The execution, delivery and performance by such Foreign Subsidiary Borrower of this Agreement or the other Loan Documents is, under applicable foreign exchange control regulations of the jurisdiction in which such Foreign Subsidiary Borrower is organized and existing, not subject to any notification or authorization except (i) such as have been made or obtained or (ii) such as cannot be made or obtained until a later date; <u>provided</u> that any notification or authorization described in immediately preceding clause (ii) shall be made or obtained as soon as is reasonably practicable.

Each borrowing by any Foreign Subsidiary Borrower hereunder shall constitute a representation and warranty by each of the Borrower and such Foreign Subsidiary Borrower as of the date of such borrowing or such issuance that the conditions contained in this Section 5.4 have been satisfied.

SECTION 6.   AFFIRMATIVE COVENANTS

The Borrower hereby agrees that, so long as the Revolving Commitments remain in effect, any Letter of Credit remains outstanding or any Loan or other amount is owing to any Lender or the Administrative Agent hereunder, the Borrower shall and shall cause each of its Subsidiaries to:

6.1   <u>Financial Statements</u>. Furnish to the Administrative Agent and each Lender:

(a) as soon as available, but in any event within 90 days after the end of each fiscal year of the Borrower, on EDGAR (or upon the request of any Lender, the Borrower shall provide a copy of such statement or report described above to any Lender that does not have access to EDGAR) the audited consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year reported on without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by Ernst & Young LLP or other independent certified public accountants of nationally recognized standing; and

(b) as soon as available, but in any event not later than 45 days after the end of each of the first three quarterly periods of each fiscal year of the Borrower, on EDGAR (or upon the request of any Lender, the Borrower shall provide a copy of such statement or report described above to any Lender that does not have access to EDGAR) the unaudited consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at the end of such quarter and the related unaudited consolidated statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments).

All such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied (except as approved by such accountants or officer, as the case may be, and disclosed in reasonable detail therein and subject to the absence of footnotes with respect to quarterly statements) consistently throughout the periods reflected therein and with prior periods.

6.2   Certificates; Other Information. Furnish to the Administrative Agent and each Lender (or, in the case of clause (e), to the relevant Lender):

(a) concurrently with the delivery of any financial statements pursuant to Section 6.1, (i) a certificate of a Responsible Officer stating that, to the best of each such Responsible Officer's knowledge, each Loan Party during such period has observed or performed all of its covenants and other agreements contained in this Agreement and the other Loan Documents to which it is a party to be observed, performed or satisfied by it, and that such Responsible Officer has obtained no knowledge of any Default or Event of Default, in each case, except as specified in such certificate and (ii) (x) a Compliance Certificate containing all information and calculations necessary for determining compliance with the provisions of this Agreement referred to therein as of the last day of the fiscal quarter or fiscal year of the Borrower, as the case may be, and (y) to the extent not previously disclosed to the Administrative Agent, a description of any change in the jurisdiction of organization of any Loan Party since the date of the most recent report delivered pursuant to this clause (y) (or, in the case of the first such report so delivered, since the Effective Date);

(b) as soon as available, and in any event no later than 90 days after the end of each fiscal year of the Borrower, a summary consolidated forecast of the Borrower and its Subsidiaries for the following fiscal year;

(c) within five days after the same are sent, copies of all financial statements and reports that the Borrower sends to the holders of any class of its debt securities or public equity securities and, within five days after the same are filed, on EDGAR (or upon the request of any Lender, the Borrower shall provide a copy of such statement or report described above to any Lender that does not have access to EDGAR) copies of all financial statements and reports that the Borrower may make to, or file with, the SEC; and

(d) promptly, such additional financial and other information as any Lender may from time to time reasonably request.

6.3   Payment of Obligations. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its obligations of whatever nature, except (a) where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the relevant Group Member or (b) where the failure to so pay, discharge or otherwise satisfy would not reasonably be expected to result in a Material Adverse Effect.

6.4   Maintenance of Existence; Compliance. (a) (i) Preserve, renew and keep in full force and effect its organizational existence, except as otherwise permitted by Section 7.4 and (ii) take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business, except as otherwise permitted by Section 7.4 and except, in the case of clause (ii) above, to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect; and (b) comply with all Contractual Obligations and Requirements of Law, except to the extent that failure to comply therewith would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.5   Maintenance of Property; Insurance. (a) Except to the extent that any non-compliance would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, keep all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted and (b) maintain with financially sound and reputable insurance companies insurance on all its property in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are usually insured against in the same general area by companies engaged in the same or a similar business.

6.6   Inspection of Property; Books and Records; Discussions. (a) Keep proper books of records and account in which full, true and correct entries in conformity with GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities and (b) permit representatives of any Lender to visit and inspect any of its properties and examine and make abstracts from any of its books and records at any reasonable time, on reasonable prior notice, but in no event more often than once per fiscal year, and to discuss the business, operations, properties and financial and other condition of the Group Members with officers and employees of the Group Members and with the consent of the Borrower (such consent not to be unreasonably withheld) with their independent certified public accountants. Notwithstanding the foregoing, if a Default or any Event of Default has occurred and is continuing, representatives of the Lenders shall be permitted to visit and inspect any of its properties and examine and make abstracts from any of its books and records at any time, and without notice, and as often as may be desired and to discuss the business, operations, properties and financial and other condition of the Group Members with officers and employees of the Group Members and, without the need for any consent, with their independent certified public accountants.

6.7   Notices. Promptly give notice to the Administrative Agent and each Lender of:

(a) the occurrence of any Default or Event of Default;

(b) any (i) default or event of default under any Contractual Obligation of any Group Member or (ii) litigation, investigation or proceeding of which, in each case, the Borrower has knowledge, and that may exist at any time between any Group Member and any Governmental Authority, that in either case, would reasonably be expected to have a Material Adverse Effect;

(c) any litigation or proceeding affecting any Group Member (i) which has had, or would reasonably be expected to have, a Material Adverse Effect, (ii) in which injunctive or similar relief is sought by any governmental authority, (iii) in which injunctive or similar relief is sought by any Person (other than a governmental authority) and such relief has not had or would not reasonably be expected to have a Material Adverse Effect or (iv) which relates to any Loan Document;

(d) the following events, as soon as possible and in any event within 30 days after the Borrower knows or has reason to know thereof: (i) the occurrence of any Reportable Event with respect to any Plan, a failure to make any required contribution to a Plan, the creation of any Lien in favor of the PBGC or a Plan or any withdrawal from, or the termination, Reorganization or Insolvency of, any Multiemployer Plan or (ii) the institution of proceedings or the taking of any other action by the PBGC or the Borrower or any Commonly Controlled Entity or any Multiemployer Plan with respect to the withdrawal from, or the termination, Reorganization or Insolvency of, any Plan;

(e) any addition or change to a Creditor (as defined in any Sharing Agreement) (other than a Lender party hereto) under any Sharing Agreement; and

(f) any development or event that has had or could reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section 6.7 shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the relevant Group Member proposes to take with respect thereto.

6.8 <u>Environmental Laws</u>. (a) Comply with, and ensure compliance by all tenants and subtenants, if any, with, all applicable Environmental Laws, and obtain and comply with and maintain, and ensure that all tenants and subtenants obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws, except, in each such case, to the extent that the failure to so comply, or to ensure compliance or to obtain and maintain would not reasonably, individually, or in the aggregate, be expected to have a Material Adverse Effect.

(b) Conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws except to the extent that the failure to so conduct, complete, remediate, remove or take any other action would not reasonably, individually, or in the aggregate, be expected to have a Material Adverse Effect and promptly comply in all material respects with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws.

6.9 <u>Additional Subsidiary Guarantors</u>

With respect to any new Material Domestic Subsidiary created or acquired after the Effective Date by any Group Member or with respect to any existing Domestic Subsidiary that becomes a Material Domestic Subsidiary after the Effective Date by virtue of meeting the qualifications set forth in the definition of Material Subsidiary, promptly, but in any event within fifteen (15) days after such creation, acquisition or qualification, (i) cause such new Domestic Subsidiary (A) to become a party to the Guarantee Agreement and (B) to deliver to the Administrative Agent a certificate of such Subsidiary, substantially in the form of Exhibit C, with appropriate insertions and attachments, and (ii) if requested by the Administrative Agent, deliver to the Administrative Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent.

6.10 <u>Reorganization</u>. Subject to the limitations set forth in Section 7.7(g), the Borrower and its Subsidiaries shall be permitted to reorganize the property, assets and Subsidiaries acquired pursuant to any such Permitted Acquisition in any manner that it deems necessary, including by Disposing of, or contributing, such assets, property or Subsidiaries to newly created or already existing Subsidiaries of the Borrower.

SECTION 7.   NEGATIVE COVENANTS

The Borrower hereby agrees that, so long as the Revolving Commitments remain in effect, any Letter of Credit remains outstanding or any Loan or other amount is owing to any Lender or the Administrative Agent hereunder, the Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

7.1 <u>Financial Condition Covenants</u>.

(a) <u>Consolidated Leverage Ratio</u>. Permit the Consolidated Leverage Ratio as at the last day of any period of four consecutive fiscal quarters of the Borrower to exceed 3.50 to 1.00.

(b) <u>Consolidated Fixed Charge Coverage Ratio</u>. Permit the Consolidated Fixed Charge Coverage Ratio for any period of four consecutive fiscal quarters of the Borrower to be less than 1.2 to 1.00.

7.2   <u>Indebtedness</u>. Create, issue, incur, assume, become liable in respect of or suffer to exist any Indebtedness, except:

(a) Indebtedness of any Loan Party pursuant to any Loan Document;

(b) Subject to Section 7.7(g), Indebtedness of the Borrower to any Subsidiary and of any Subsidiary of the Borrower to the Borrower or any other Subsidiary;

(c) Investments permitted by Section 7.7;

(d) Subject to Section 7.7(g), Guarantee Obligations by (i) the Borrower or any of its Subsidiaries of obligations of any Subsidiary of the Borrower and (ii) any Subsidiary of the obligations of the Borrower;

(e) Indebtedness outstanding on the Effective Date and listed on Schedule 7.2(e) and any refinancings, refundings, renewals or extensions thereof;

(f) Indebtedness arising under any Swap Agreements permitted by Section 7.10;

(g) Indebtedness (including, without limitation, Capital Lease Obligations) secured by Liens permitted by Section 7.3(h) in an aggregate principal amount that at the time of, and after giving effect to, the incurrence thereof, would not exceed 5% of Consolidated Total Assets of the Borrower and its Subsidiaries as of the end of the fiscal quarter immediately prior to the date of such incurrence for which financial statements have been delivered pursuant to Section 6.1 or on the Effective Date and any refinancings, refundings, renewals or extensions thereof (without increasing, or shortening the maturity of, the principal amount thereof);

(h) Indebtedness of a Person that becomes a Subsidiary after the Effective Date as the result of a Permitted Acquisition; <u>provided</u> that such Indebtedness existed at the time such Person became a Subsidiary and was not created in anticipation of, in contemplation of or in connection with such Person becoming a Subsidiary;

(i) Indebtedness of the Borrower or any Subsidiary as an account party in respect of documentary trade letters of credit and/or bank guarantees;

(j) Indebtedness of the Borrower or any Subsidiary secured by mortgages of and/or security interests in any real property or related tangible personal property or incurred in connection with Permitted Sale Leasebacks; <u>provided</u> that the aggregate principal amount of Indebtedness permitted by this clause (j) <u>less</u>, without duplication, the aggregate proceeds received in connection with all Permitted Sale Leasebacks consummated during the term of this Agreement, shall not exceed $10,000,000 at any one time outstanding;

(k) Indebtedness in respect of additional standby letter of credit and bank guarantee facilities in an aggregate amount not to exceed $25,000,000;

(l) unsecured Indebtedness pursuant to which the holder of such Indebtedness (or a representative thereof) agrees to enter into a Sharing Agreement, substantially in the form of Exhibit H;

(m) unsecured Indebtedness in an aggregate principal amount that, at the time of, and after giving effect to, the incurrence thereof, would not exceed the sum of $15,000,000 plus 10% of the Consolidated Total Assets of the Borrower and its Subsidiaries as of the end of the fiscal quarter immediately prior to the date of such incurrence for which financial statements have been delivered pursuant to Section 6.1 or on the Effective Date, immediately prior to the date of such incurrence;

(n) additional Indebtedness of the Borrower or any of its Subsidiaries in an aggregate principal amount (for the Borrower and all Subsidiaries) not to exceed $5,000,000 at any one time outstanding; and

(o) Subordinated Indebtedness of the Borrower or any of its Subsidiaries.

7.3   Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, whether now owned or hereafter acquired, except:

(a) Liens for taxes not yet due or that are being contested in good faith by appropriate proceedings; provided that adequate reserves with respect thereto are maintained on the books of the Borrower or its Subsidiaries, as the case may be, in conformity with GAAP;

(b) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business that are not overdue for a period of more than 30 days or that are being contested in good faith by appropriate proceedings;

(c) pledges, deposits, preferences or priority in connection with workers' compensation, unemployment insurance and other social security or employment legislation;

(d) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(e) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Borrower or any of its Subsidiaries;

(f) judgment liens in respect of judgments that do not constitute an Event of Default under clause (h) of Article VIII;

(g) Liens in existence on the Effective Date listed on Schedule 7.3(g), securing Indebtedness permitted by Section 7.2(e); provided that no such Lien is spread to cover any additional property after the Effective Date and that the amount of Indebtedness secured thereby is not increased;

(h) Liens securing Indebtedness of the Borrower or any other Subsidiary incurred pursuant to Section 7.2(g) to finance the acquisition, construction or improvement of fixed or capital assets; provided that (i) such Liens shall be created substantially simultaneously with the acquisition, construction or improvement of such fixed or capital assets, (ii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness and (iii) the amount of Indebtedness secured thereby is not increased;

(i) any interest or title of a lessor under any lease entered into by the Borrower or any other Subsidiary in the ordinary course of its business and covering only the assets so leased;

(j) Liens securing Indebtedness of the Borrower or any other Subsidiary incurred pursuant to Section 7.2(j); <u>provided</u> that no such Lien at any time encumber any property other than the assets so financed by such Indebtedness and the amount of such Indebtedness secured thereunder is not increased;

(k) any Lien existing on any property or asset prior to the acquisition thereof pursuant to a Permitted Acquisition by the Borrower or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary pursuant to a Permitted Acquisition after the Effective Date prior to the time such Person becomes a Subsidiary; <u>provided</u> that (i) such Lien is not created in contemplation of or in connection with such acquisition, (ii) such Lien shall not apply to any other property or assets of the Borrower or any Subsidiary and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof; and

(l) Liens secured by Indebtedness of the Borrower or any other Subsidiary incurred pursuant to Section 7.2(n).

7.4   <u>Fundamental Changes</u>. Enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or Dispose of all or substantially all of its property or business, except that:

(a) any Subsidiary of the Borrower may be merged or consolidated with or into the Borrower; <u>provided</u> that the Borrower shall be the continuing or surviving corporation) or with or into any Subsidiary Guarantor; <u>provided</u>, <u>further</u>, that a Subsidiary Guarantor shall be the continuing or surviving corporation;

(b) any Subsidiary of the Borrower that is not a Subsidiary Guarantor may be merged or consolidated with or into the Borrower, any Subsidiary Guarantor or any other Subsidiary of the Borrower;

(c) Subject to Section 7.7(g), any Subsidiary of the Borrower may Dispose of any or all of its assets (upon voluntary liquidation or otherwise) to the Borrower, any Subsidiary Guarantor or any other Subsidiary of the Borrower;

(d) any Investment expressly permitted by Section 7.7 may be structured as a merger, consolidation or amalgamation; and

(e) Subject to Section 7.5, the Borrower or any Subsidiary may make any Disposition of assets.

7.5   <u>Disposition of Property</u>. Dispose of any of its property, whether now owned or hereafter acquired, or, in the case of any Subsidiary, issue or sell any shares of such Subsidiary's Capital Stock to any Person, except:

(a) the Disposition of obsolete or worn out property in the ordinary course of business;

(b) the sale of inventory in the ordinary course of business;

(c) Dispositions permitted by Section 7.4(c) or Section 7.9;

(d) Subject to Section 7.7(g), the sale or issuance of any Subsidiary's Capital Stock to the Borrower or any Subsidiary of the Borrower;

(e) Dispositions of Cash Equivalents; and

(f) the Disposition of other property for fair value; provided that the aggregate consideration for all Dispositions made in reliance on this clause (f) shall not exceed 10% of the Consolidated Total Assets of the Borrower and its Subsidiaries (determined at the time of each such Disposition) for all transactions consummated after the Effective Date.

7.6   Restricted Payments. Declare or pay any dividend (other than dividends payable solely in common stock of the Person making such dividend) on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any Capital Stock of any Group Member, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of any Group Member (collectively, "Restricted Payments"), except that:

(a) Subject to Section 7.7(g), any Subsidiary may make Restricted Payments to the Borrower or any Subsidiary of the Borrower;

(b) any Subsidiary that is not a Subsidiary Guarantor may make Restricted Payments to the Borrower, any Subsidiary Guarantor or any other Subsidiary of the Borrower;

(c) so long as no Default or Event of Default shall have occurred and be continuing, the Borrower may pay dividends and repurchase its Capital Stock; provided that at the time of the payment of such dividends or the making of such repurchase, and after giving effect thereto, the Borrower's Consolidated Leverage Ratio for the most recent Reference Period ended prior to the date of such payment of dividends or the making of such repurchase and calculated as if such payment of dividends or making of such repurchase had occurred on the first day of such Reference Period, shall be equal to or less than 3.50 to 1.00; and

(d) the Borrower may make Restricted Payments pursuant to and in accordance with stock option plans or other benefit plans for management or employees of the Borrower and its Subsidiaries.

7.7   Investments. Make any advance, loan, extension of credit (by way of guaranty or otherwise) or capital contribution to, or purchase any Capital Stock, bonds, notes, debentures or other debt securities of, or any assets constituting a business unit of, or make any other investment in, any Person (all of the foregoing, "Investments"), except:

(a) extensions of trade credit in the ordinary course of business;

(b) Investments in Cash Equivalents;

(c) Indebtedness and Guarantee Obligations permitted by Section 7.2;

(d) Subject to Section 7.7(g), Investments by the Borrower and its Subsidiaries in any Subsidiary of the Borrower;

(e) Investments by the Borrower and/or any Subsidiary in existence on the Effective Date listed on Schedule 7.7(e); provided that the aggregate amount of all such Investments is not increased at any time above the amount of such Investment existing on the Effective Date;

(f) loans and advances to employees of any Group Member in the ordinary course of business (including for travel, entertainment and relocation expenses);

(g) Investments by the Borrower or any Subsidiary to, on behalf of, or in any way related to claims or litigation involving, or arising out of, the Discontinued Operations (including all settlement and judgment payments and legal costs and expenses, but excluding the legal costs and expenses of the Borrower and its Subsidiaries (other than the Discontinued Operations) expended in defending such persons from liability related to, or arising out of, the Discontinued Operations, whether made directly or indirectly by the Borrower or any of its other Subsidiaries, in an amount not to exceed $13,100,000 during the term of this Agreement;

(h) Investment constituting Permitted Acquisitions;

(i) Subject to Section 7.7(g), intercompany Investments by any Group Member in the Borrower or any Person that, prior to such investment, is a Subsidiary of the Borrower; and

(j) Investments by the Borrower or any of its Subsidiaries in an aggregate amount (valued at cost) not to exceed $5,000,000 during any fiscal year of the Borrower.

7.8   Transactions with Affiliates. Except as permitted by Section 7.7(g) and Section 7.14, enter into any transaction, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate of any Group Member (other than the Borrower or any Subsidiary Guarantor or pursuant to any transaction that is otherwise permitted pursuant to this Agreement or is otherwise listed on Schedule 7.8) unless such transaction is (a) in the ordinary course of business of the relevant Group Member, and (b) upon fair and reasonable terms no less favorable to the relevant Group Member than it would obtain in a comparable arm's length transaction with a Person that is not an Affiliate.

7.9   Sales and Leasebacks. Enter into any Sale Leasebacks, other than Permitted Sale Leasebacks.

7.10   Swap Agreements. Enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which the Borrower or any Subsidiary has actual exposure (other than those in respect of Capital Stock) and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates with respect to any interest-bearing liability or investment of the Borrower or any Subsidiary.

7.11   Changes in Fiscal Periods Permit the fiscal year of the Borrower to end on a day other than the Saturday nearest December 31 or change the Borrower's method of determining fiscal quarters.

7.12   Clauses Restricting Subsidiary Distributions. Enter into or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary of the Borrower to (a) make Restricted Payments in respect of any Capital Stock of such Subsidiary held by, or pay any Indebtedness owed to, the Borrower or any other Subsidiary of the Borrower, (b) make loans or advances to, or other Investments in, the Borrower or any other Subsidiary of the Borrower or (c) transfer any of its assets to the Borrower or any other Subsidiary of the Borrower, except for such encumbrances or restrictions existing under or by reason of (i) any restrictions existing under the Loan Documents, (ii) any restrictions with respect to a Subsidiary imposed pursuant to an agreement that has been entered into in connection with the Disposition of all or substantially all of the Capital Stock or assets of such Subsidiary and (iii) any restrictions with respect to a Subsidiary acquired by the Borrower or any of its Subsidiaries imposed by any agreement existing prior to the acquisition thereof; provided that such agreement is not entered into in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary.

7.13   Lines of Business. Enter into any material business, either directly or through any Subsidiary, except for those businesses of the same general type in which the Borrower and its Subsidiaries, taken as a whole, are engaged on the Effective Date or that are reasonably incidental or related thereto.

7.14   Discontinued Operations. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, the Discontinued Operations shall not conduct, transact or otherwise engage in, omit to conduct, transact or otherwise engage in, any business or operations other than those incidental to (a) the prosecution or defense in litigation or otherwise of claims asserted against the Discontinued Operations arising out of retained liabilities, the conduct of activities required in compliance with applicable law or in adjudication or administration of claims (whether by court order or negotiated settlement or otherwise), the maintenance of its corporate existence and financial record-keeping, or the engagement of personnel, counsel or third parties to conduct such activities on its behalf, and (b) the winding-up, dissolution, liquidation or other similar actions relating to the Discontinued Operations.

SECTION 8.   EVENTS OF DEFAULT

If any of the following events shall occur and be continuing:

(a) the Borrower or any Foreign Subsidiary Borrower shall fail to pay any principal of any Loan or Reimbursement Obligation when due in accordance with the terms hereof; or the Borrower or any Foreign Subsidiary Borrower shall fail to pay any interest on any Loan or Reimbursement Obligation, or any other amount payable hereunder or under any other Loan Document, within five days after any such interest or other amount becomes due in accordance with the terms hereof; or

(b) any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document or that is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with this Agreement or any such other Loan Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made; or

(c) (i) any Loan Party shall default in the observance or performance of any agreement contained in clause (i) or (ii) of Section 6.4(a) (with respect to the Borrower only), Section 6.7(a) or Section 7 of this Agreement; or

(d) any Loan Party shall default in the observance or performance of any other agreement contained in this Agreement or any other Loan Document (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of 30 days after written notice to the Borrower from the Administrative Agent or the Required Lenders; or

(e) any Group Member shall (i) default in making any payment of any principal of any Indebtedness (including any Guarantee Obligation, but excluding the Loans) on the scheduled due date with respect thereto (beyond any applicable grace period, if any provided in the instrument or agreement under which such Indebtedness was created); or (ii) default in making any payment of any interest on any such Indebtedness beyond the period of grace, if any provided in the instrument or agreement under which such Indebtedness was created; or (iii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition (if not cured or waived) is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity or (in the case of any such Indebtedness constituting a Guarantee Obligation) to become payable; provided that a default, event or condition described in clause (i), (ii) or (iii) of this paragraph (e) shall not at any time constitute an Event of Default unless, at such time, one or more defaults, events or conditions of the type described in clauses (i), (ii) and (iii) of this paragraph (e) shall have occurred and be continuing with respect to Indebtedness the outstanding principal amount of which exceeds in the aggregate $10,000,000; or

(f) (i) the Borrower or any Material Subsidiary shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Borrower or any Material Subsidiary shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against the Borrower or any Material Subsidiary any case, proceeding or other action of a nature referred to in clause (i) above that (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed or undischarged for a period of 60 days; or (iii) there shall be commenced against any the Borrower or any Material Subsidiary any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) the Borrower or any Material Subsidiary shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) the Borrower or any Material Subsidiary shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or

(g) (i) any Person shall engage in any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan, (ii) any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, shall exist with respect to any Plan or any Lien in favor of the PBGC or a Plan shall arise on the assets of any Group Member or any Commonly Controlled Entity, (iii) a Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate, any Single Employer Plan, which Reportable Event or commencement of proceedings or appointment of a trustee is, in the reasonable opinion of the Required Lenders, likely to result in the termination of such Plan for purposes of Title IV of ERISA, (iv) any Single Employer Plan shall terminate for purposes of Title IV of ERISA, (v) any Group Member or any Commonly Controlled Entity shall, or in the reasonable opinion of the Required Lenders is likely to, incur any liability in connection with a withdrawal from, or the Insolvency or Reorganization of, a Multiemployer Plan or (vi) any other event or condition shall occur or exist with respect to a Plan; and in each case in clauses (i) through (vi) above, such event or condition, together with all other such events or conditions, if any, could reasonably be expected to have a Material Adverse Effect; or

(h) one or more judgments or decrees shall be entered against any Group Member involving, at any one time, in the aggregate a liability (not paid or fully covered by insurance as to which the relevant insurance company has acknowledged coverage) of $10,000,000 or more, and all such judgments or decrees shall not have been vacated, satisfied, discharged, stayed or bonded pending appeal within 30 days from the entry thereof; or

(i) the guarantee contained in Section 2 of the Guarantee Agreement shall cease, for any reason, to be in full force and effect or any Loan Party or any Affiliate of any Loan Party shall so assert; or

(j) a Change of Control shall occur;

then, and in any such event, (A) if such event is an Event of Default specified in clause (i) or (ii) of paragraph (f) above with respect to the Borrower, automatically the Revolving Commitments shall immediately terminate and the Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents (including all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) shall immediately become due and payable, and (B) if such event is any other Event of Default, either or both of the following actions may be taken: (i) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower declare the Revolving Commitments to be terminated forthwith, whereupon the Revolving Commitments shall immediately terminate; and (ii) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower, declare the Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents (including all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) to be due and payable forthwith, whereupon the same shall immediately become due and payable. With respect to all Letters of Credit with respect to which presentment for honor shall not have occurred at the time of an acceleration pursuant to this paragraph, the Borrower shall at such time deposit in a cash collateral account opened by the Administrative Agent an amount equal to the aggregate then undrawn and unexpired amount of such Letters of Credit. Amounts held in such cash collateral account shall be applied by the Administrative Agent to the payment of drafts drawn under such Letters of Credit, and the unused portion thereof after all such Letters of Credit shall have expired or been fully drawn upon, if any, shall be applied to repay other obligations of the Borrower hereunder and under the other Loan Documents. After all such Letters of Credit shall have expired or been fully drawn upon, all Reimbursement Obligations shall have been satisfied and all other obligations of the Borrower hereunder and under the other Loan Documents shall have been paid in full, the balance, if any, in such cash collateral account shall be returned to the Borrower (or such other Person as may be lawfully entitled thereto). Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived by the Borrower.

SECTION 9. THE AGENTS

9.1 Appointment. Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Loan Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Each Multicurrency Lender hereby irrevocably designates and appoints the Multicurrency Administrative Agent as the agent of such Multicurrency Lender under this Agreement and the other Loan Documents, and each such Multicurrency Lender irrevocably authorizes the Multicurrency Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Multicurrency Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, neither the Administrative Agent nor the Multicurrency Administrative Agent shall have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender or Multicurrency Lender, as the case may be, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent or the Multicurrency Administrative Agent.

9.2 Delegation of Duties. The Administrative Agent and the Multicurrency Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Neither the Administrative Agent nor the Multicurrency Administrative Agent shall be responsible for the negligence or misconduct of any agents or attorneys in-fact selected by it with reasonable care.

9.3 Exculpatory Provisions. Neither the Administrative Agent, the Multicurrency Administrative Agent nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such Person's own gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent or the Multicurrency Administrative Agent under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party a party thereto to perform its obligations hereunder or thereunder. Neither the Administrative Agent nor the Multicurrency Administrative Agent shall be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.

9.4 Reliance by Administrative Agent and the Multicurrency Administrative Agent. The Administrative Agent and the Multicurrency Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or

Persons and upon advice and statements of legal counsel (including counsel to the Borrower), independent accountants and other experts selected by the Administrative Agent or the Multicurrency Administrative Agent. The Administrative Agent and the Multicurrency Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent or the Multicurrency Administrative Agent. The Administrative Agent and the Multicurrency Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, all Lenders) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent and the Multicurrency Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, all Lenders), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.

9.5   Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Administrative Agent has received notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all Lenders); provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

9.6   Non-Reliance on Agents and Other Lenders. Each Lender expressly acknowledges that neither the Administrative Agent, the Multicurrency Administrative Agent nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by the Administrative Agent or the Multicurrency Administrative Agent hereafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by the Administrative Agent or the Multicurrency Administrative Agent to any Lender. Each Lender represents to the Administrative Agent and the Multicurrency Administrative Agent that it has, independently and without reliance upon the Administrative Agent or the Multicurrency Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent or the Multicurrency Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent or the Multicurrency Administrative Agent hereunder, neither the Administrative Agent nor the Multicurrency Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of any Loan Party or any affiliate of a Loan Party that may come into the possession of the Administrative Agent, the

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Multicurrency Administrative Agent or any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates.

9.7   Indemnification. The Lenders agree to indemnify each of the Administrative Agent and the Multicurrency Administrative Agent in its capacity as such (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective Aggregate Exposure Percentages in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Revolving Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with such Aggregate Exposure Percentages immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against the Administrative Agent or the Multicurrency Administrative Agent in any way relating to or arising out of, the Revolving Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent or the Multicurrency Administrative Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the Administrative Agent's or the Multicurrency Administrative Agent's gross negligence or willful misconduct. The agreements in this Section shall survive the payment of the Loans and all other amounts payable hereunder.

9.8   Agent in Its Individual Capacity. Each of the Administrative Agent and the Multicurrency Administrative Agent and their respective affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Loan Party as though such Agent were not an Agent. With respect to its Loans made or renewed by it and with respect to any Letter of Credit issued or participated in by it, each of the Administrative Agent and the Multicurrency Administrative Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not an Agent, and the terms "Lender" and "Lenders" shall include each Agent in its individual capacity.

9.9   Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent upon 30 days' notice to the Lenders and the Borrower. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default under Section 8(a) or Section 8(f) with respect to the Borrower shall have occurred and be continuing) be subject to approval by the Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans. If no successor agent has accepted appointment as Administrative Agent by the date that is 30 days' following a retiring Administrative Agent's notice of resignation, the retiring Administrative Agent's resignation shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. After any retiring Administrative Agent's resignation as Administrative Agent, the provisions of this Section 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was

Administrative Agent under this Agreement and the other Loan Documents. The provisions of this Section 9.9 also apply to the Multicurrency Administrative Agent.

<p align="center">SECTION 10.   MISCELLANEOUS</p>

10.1   <u>Amendments and Waivers</u>. (a)   Neither this Agreement, any other Loan Document, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section 10.1. The Required Lenders and each Loan Party party to the relevant Loan Document may, or, with the written consent of the Required Lenders, the Administrative Agent and each Loan Party party to the relevant Loan Document may, from time to time, (a) enter into written amendments, supplements or modifications hereto and to the other Loan Documents for the purpose of adding any provisions to this Agreement or the other Loan Documents or changing in any manner the rights of the Lenders or of the Loan Parties hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Loan Documents or any Default or Event of Default and its consequences; <u>provided</u>, <u>futher</u>, that no such waiver and no such amendment, supplement or modification shall (i) increase the amount or extend the expiration date of any Lender's Revolving Commitment or forgive the principal amount or extend the final scheduled date of maturity of any Loan, reduce the stated rate of any interest or fee payable hereunder (except (x) in connection with the waiver of applicability of any post-default increase in interest rates (which waiver shall be effective with the consent of the Required Lenders) and (y) that any amendment or modification of defined terms used in the financial covenants in this Agreement shall not constitute a reduction in the rate of interest or fees for purposes of this clause (i)) or extend the scheduled date of any payment thereof, in each case without the written consent of each Lender directly affected thereby; (ii) eliminate or reduce the voting rights of any Lender under this Section 10.1 without the written consent of such Lender; (iii) reduce any percentage specified in the definition of Required Lenders, consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement and the other Loan Documents, release all or substantially all of the Subsidiary Guarantors from their obligations under the Guarantee Agreement (other than pursuant to a transaction permitted by this Agreement) or release the Borrower from its guarantee obligations under the Guarantee Agreement, in each case without the written consent of all Lenders; (iv) add additional currencies as Foreign Currencies in which Multicurrency Revolving Loans may be made under this Agreement without the written consent of the Administrative Agent and all the Multicurrency Lenders; (v) amend, modify or waive any provision of Section 2.14 without the written consent of the Required Lenders adversely affected thereby; (vi) reduce the percentage specified in the definition of Required Lenders without the written consent of all Lenders; (vii) amend, modify or waive any provision of Section 9 or amend the definition of Foreign Subsidiary Borrower other than those listed in such definition, in each case, without the written consent of the Administrative Agent or the Multicurrency Administrative Agent; (viii) amend, modify or waive any provision of Section 2.3 or 2.4 without the written consent of the Swingline Lender; or (ix) amend, modify or waive any provision of Section 3 without the written consent of each Issuing Lender. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Loan Parties, the Lenders, the Administrative Agent and all future holders of the Loans. In the case of any waiver, the Loan Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the other Loan Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon.

Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit to

<p align="center">63</p>

share ratably in the benefits of this Agreement and the other Loan Documents with the Revolving Extensions of Credit and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and Required Lenders; provided that no such amendment or restatement shall require any Lender that does not consent thereto to participate in any such facilities, other than each of the Facilities contemplated by this Agreement.

Notwithstanding anything to the contrary in this Section 10.1, the Borrower and the Administrative Agent may, without the input or written consent of the other Lenders, enter into written amendments, supplements or modifications of this Agreement and the other Loan Documents to effect the provisions of Section 2.22.

10.2 Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three Business Days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, addressed as follows in the case of the Borrower, the Foreign Subsidiary Borrowers, the Administrative Agent and the Multicurrency Administrative Agent, and as set forth in an administrative questionnaire delivered to the Administrative Agent in the case of the Lenders, or to such other address as may be hereafter notified by the respective parties hereto:

Borrower:	Kadant Inc.
	One Technology Park Drive
	Westford, MA 01866
	Attention: Chief Financial Officer, Treasurer and Chief Legal Officer
	Telecopy: (978) 635-1593
	Telephone: (978) 776-2000
Administrative Agent:	JPMorgan Chase Bank, N.A.
	120 South LaSalle, 10th Floor
	Mail Code: IL1-0318
	Chicago, IL 60603-3403
	Attention: Kathleen Blomquist
	Telecopy: (312) 661-1751
	Telephone: (312) 661-1722
Multicurrency Administrative Agent:	
	J.P. Morgan Europe Limited
	125 London Wall
	London EC2Y 5AJ
	United Kingdom
	Attention: James Beard/Maxine Graves
	Telecopy: +44(0)207 777 2360/2085
	Telephone: +44(0)207 777 2355/2352

provided that any notice, request or demand to or upon the Administrative Agent, the Multicurrency Administrative Agent or the Lenders shall not be effective until received.

Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent;

provided that the foregoing shall not apply to notices pursuant to Section 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent, the Multicurrency Administrative Agent, the Borrower or any Foreign Subsidiary Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided, further, that approval of such procedures may be limited to particular notices or communications.

10.3 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.4 Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Loan Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans and other extensions of credit hereunder.

10.5 Payment of Expenses and Taxes. The Borrower agrees (a) to pay or reimburse the Administrative Agent and the Multicurrency Administrative Agent for all of their respective reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Agreement and the other Loan Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable fees and disbursements of counsel to the Administrative Agent and the Multicurrency Administrative Agent and filing and recording fees and expenses, with statements with respect to the foregoing to be submitted to the Borrower prior to (i) the Effective Date and (ii) and from time to time thereafter on a quarterly basis or such other periodic basis as the Administrative Agent or the Multicurrency Administrative Agent shall deem appropriate, (b) to pay or reimburse each Lender, the Administrative Agent and the Multicurrency Administrative Agent for all of their respective costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Loan Documents and any such other documents, including the fees and disbursements of counsel to each Lender and of counsel to the Administrative Agent and the Multicurrency Administrative Agent, (c) to pay, indemnify, and hold each Lender, the Administrative Agent and the Multicurrency Administrative Agent harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other taxes, if any, that may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Loan Documents and any such other documents, and (d) to pay, indemnify, and hold each Lender, the Administrative Agent and the Multicurrency Administrative Agent and their respective officers, directors, employees, affiliates, agents and controlling persons (each, an "Indemnitee") harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Loan Documents and any such other documents, including any of the foregoing relating to the use of proceeds of the Loans or the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of any Group Member or any of the Properties and the reasonable fees and expenses of legal counsel in connection with claims, actions or proceedings by any Indemnitee against any Loan Party under any Loan

Document (all the foregoing in this clause (d), collectively, the "Indemnified Liabilities"); provided that the Borrower shall have no obligation hereunder to any Indemnitee with respect to Indemnified Liabilities to the extent such Indemnified Liabilities are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from a material breach of this Agreement, the gross negligence or willful misconduct of such Indemnitee. Without limiting the foregoing, and to the extent permitted by applicable law, the Borrower agrees not to assert and to cause its Subsidiaries not to assert, and hereby waives and agrees to cause its Subsidiaries to waive, all rights for contribution or any other rights of recovery with respect to all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature, under or related to Environmental Laws, that any of them might have by statute or otherwise against any Indemnitee. All amounts due under this Section 10.5 shall be payable not later than 10 days after written demand therefor. Statements payable by the Borrower pursuant to this Section 10.5 shall be submitted to the Chief Financial Officer, Treasurer and Chief Legal Officer (Telephone No.: (978) 776-2000) (Telecopy No.: (978) 635-1593), at the address of the Borrower set forth in Section 10.2, or to such other Person or address as may be hereafter designated by the Borrower in a written notice to the Administrative Agent. The agreements in this Section 10.5 shall survive repayment of the Loans and all other amounts payable hereunder.

10.6   Successors and Assigns; Participations and Assignments. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any affiliate of the Issuing Lender that issues any Letter of Credit), except that (i) neither the Borrower nor any Foreign Subsidiary Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower or any Foreign Subsidiary Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees able to fund a Loan under this Agreement in any Currency (each, an "Assignee") all or a portion of its rights and obligations under this Agreement (including all or a portion of its Revolving Commitments, Multicurrency Revolving Subcommitments and the Loans at the time owing to it) with the prior written consent of:

(A) the Borrower (such consent not to be unreasonably withheld); provided that no consent of the Borrower shall be required for an assignment to a Lender or an affiliate of a Lender or, if an Event of Default has occurred and is continuing, any other Person; and

(B) the Administrative Agent.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender, an affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender's Revolving Commitments or Loans, the amount of the Revolving Commitments or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrower and the Administrative Agent otherwise consent; provided that (1) no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its affiliates or Approved Funds, if any;

(B)   the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500;

(C)   the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire; and

(D)   in the case of an assignment by a Lender of all or a portion of its Revolving Commitment, such assignment must include a ratable assignment of such Lender's Multicurrency Revolving Subcommitment.

For the purposes of this Section 10.6, "Approved Fund" means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an affiliate of a Lender or (c) an entity or an affiliate of an entity that administers or manages a Lender.

(iii)   Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) below, from and after the effective date specified in each Assignment and Assumption the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.15, 2.16, 2.17 and 10.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 10.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv)   The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Revolving Commitments of, and principal amount of the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the Issuing Lender and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, the Issuing Lender and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v)   Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an Assignee, the Assignee's completed administrative questionnaire (unless the Assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c)   (i)   Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Revolving Commitments and the Loans owing to it); provided that (A) such Lender's obligations under this

Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent, the Issuing Lender and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided, further, that such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (1) requires the consent of each Lender directly affected thereby pursuant to the proviso to the second sentence of Section 10.1 and (2) directly affects such Participant. Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.15, 2.16, and 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.7(b) as though it were a Lender; provided that such Participant shall be subject to Section 10.7(a) as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under Section 2.15 or 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant. Any Participant that is a Non-U.S. Lender shall not be entitled to the benefits of Section 2.16 unless such Participant complies with Section 2.16(d).

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Assignee for such Lender as a party hereto.

(e) The Borrower, upon receipt of written notice from the relevant Lender, agrees to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in paragraph (d) above.

(f) Notwithstanding the foregoing, any Conduit Lender may assign any or all of the Loans it may have funded hereunder to its designating Lender without the consent of the Borrower or the Administrative Agent and without regard to the limitations set forth in Section 10.6(b). Each of the Borrower, each Lender and the Administrative Agent hereby confirms that it will not institute against a Conduit Lender or join any other Person in instituting against a Conduit Lender any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding under any state bankruptcy or similar law, for one year and one day after the payment in full of the latest maturing commercial paper note issued by such Conduit Lender; provided that each Lender designating any Conduit Lender hereby agrees to indemnify, save and hold harmless each other party hereto for any loss, cost, damage or expense arising out of its inability to institute such a proceeding against such Conduit Lender during such period of forbearance.

10.7 Adjustments; Set-off. (a) Except to the extent that this Agreement expressly provides for payments to be allocated to a particular Lender or to the Lenders, if any Lender (a "Benefitted Lender") shall receive any payment of all or part of the Obligations owing to it, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 8(f), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of the Obligations owing to such other Lender, such Benefitted Lender shall purchase for cash from the other Lenders a participating interest in such portion of the Obligations owing to each such other Lender, or shall provide such other Lenders with the benefits of any such collateral, as shall be necessary to cause such Benefitted Lender to share the excess payment or benefits of such collateral ratably with each of the Lenders; <u>provided</u> that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefitted Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b) In addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without prior notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law, upon any amount becoming due and payable by the Borrower hereunder (whether at the stated maturity, by acceleration or otherwise), to set off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of the Borrower, as the case may be. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such setoff and application made by such Lender; <u>provided</u> that the failure to give such notice shall not affect the validity of such setoff and application.

10.8   <u>Counterparts</u>. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

10.9   <u>Severability</u>. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.10   <u>Integration</u>. This Agreement and the other Loan Documents represent the entire agreement of the Borrower, the Foreign Subsidiary Borrowers, the Administrative Agent, the Multicurrency Administrative Agent and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent, the Multicurrency Administrative Agent or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.

10.11   <u>GOVERNING LAW</u>. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

10.12   <u>Submission To Jurisdiction</u>; <u>Waivers</u>. Each of the Borrower and the Foreign Subsidiary Borrowers hereby irrevocably and unconditionally:

(a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York, the courts of the United States for the Southern District of New York, and appellate courts from any thereof;

(b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Borrower or the applicable Foreign Subsidiary Borrower at its address set forth in Section 10.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;

(d) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

10.13   Acknowledgements

. The Borrower and the Foreign Subsidiary Borrowers hereby acknowledges that:

(a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents;

(b) neither the Administrative Agent, the Multicurrency Administrative Agent nor any Lender has any fiduciary relationship with or duty to the Borrower or the Foreign Subsidiary Borrowers arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between Administrative Agent, the Multicurrency Administrative Agent and Lenders, on one hand, and the Borrower and the Foreign Subsidiary Borrowers, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

(c) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among the Borrower, the Foreign Subsidiary Borrowers and the Lenders.

10.14   Releases of Guarantees. (a) Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 10.1) to take any action requested by the Borrower having the effect of releasing any guarantee obligations (i) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to in accordance with Section 10.1 or (ii) under the circumstances described in paragraph (b) below.

(b) At such time as the Loans, the Reimbursement Obligations and the other obligations under the Loan Documents (other than obligations under or in respect of Swap Agreements) shall have been paid in full, the Commitments have been terminated and no Letters of Credit shall be outstanding, and the Guarantee Agreement and all obligations (other than those expressly stated to survive such

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termination) of the Administrative Agent and each Loan Party under the Guarantee Agreement shall terminate, all without delivery of any instrument or performance of any act by any Person.

10.15   Confidentiality. Each of the Administrative Agent, the Multicurrency Administrative Agent and each Lender agrees to keep confidential all non-public information provided to it by any Loan Party, the Administrative Agent, the Multicurrency Administrative Agent or any Lender pursuant to or in connection with this Agreement that is designated by the provider thereof as confidential; provided that nothing herein shall prevent the Administrative Agent, the Multicurrency Administrative Agent or any Lender from disclosing any such information (a) to the Administrative Agent, the Multicurrency Administrative Agent any other Lender or any affiliate thereof solely for the purposes of, or otherwise in connection with, the transactions contemplated by the Loan Documents (it being understood that the Person to whom the disclosure is made will be instructed to keep such information confidential), (b) subject to an agreement to comply with the provisions of this Section, to any actual or prospective Transferee or any direct or indirect counterparty to any Swap Agreement (or any professional advisor to such counterparty), (c) to its employees, directors, agents, attorneys, accountants and other professional advisors or those of any of its affiliates solely for the purposes of, or otherwise in connection with, the transactions contemplated by the Loan Documents (it being understood that the Person to whom the disclosure is made will be instructed to keep such information confidential), (d) upon the request or demand of any Governmental Authority (it being understood that, to the extent practicable, the Borrower shall be provided with prompt written notice of such request or demand), (e) in response to any order of any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law (it being understood that, to the extent practicable, the Borrower shall be provided with prompt written notice of such order), (f) if requested or required to do so in connection with any litigation or similar proceeding (it being understood that, to the extent practicable, the Borrower shall be provided with prompt written notice of such litigation or proceeding), (g) that has been publicly disclosed other than in violation of this Agreement, (h) to the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency that requires access to information about a Lender's investment portfolio in connection with ratings issued with respect to such Lender, or (i) in connection with the exercise of any remedy hereunder or under any other Loan Document.

10.16   WAIVERS OF JURY TRIAL. THE BORROWER, THE FOREIGN SUBSIDIARY BORROWERS, THE ADMINISTRATIVE AGENT, THE MULTICURRENCY ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

10.17   Delivery of Addenda. Each initial Lender shall become a party to this Agreement by delivering to the Administrative Agent an Addendum duly executed by such Lender.

10.18   Appointment of Process Agent. By the execution and delivery of this Agreement, each of the Foreign Subsidiary Borrowers designates, appoints and empowers CT Corporation System, 111 8th Avenue, New York, New York, as its authorized agent to receive for and on its behalf service of any summons, complaint or other legal process in any such action, suit or proceeding in the State of New York in connection with the transactions contemplated by the Loan Documents for so long as any obligation of such Person shall remain outstanding hereunder or under any of the other Loan Documents. Each of the Foreign Subsidiary Borrowers shall grant an irrevocable power of attorney to CT Corporation System in respect of such appointment and shall maintain such power of attorney in full force and effect for so long as any obligation of the Foreign Subsidiary Borrowers shall remain outstanding hereunder or under the Loan Documents.

10.19   Liability of Foreign Subsidiary Borrowers. Notwithstanding anything to the contrary contained in this Agreement, the Foreign Subsidiary Borrowers shall only be liable for their own Foreign Subsidiary Borrower Obligations and not for the obligations of the Borrower or the other Foreign Subsidiary Borrowers contained herein or in any other Loan Document.

10.20   Sharing Agreement. The Lenders, the Issuing Lender, the Swingline Lender and the Multicurrency Administrative Agent, by accepting the benefits conferred to them hereunder or under any other Loan Document, consent to the provisions of any Sharing Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

KADANT INC.

By: /s/ Thomas M. O'Brien
    Name: Thomas M. O'Brien
    Title: Executive Vice President and Chief
            Financial Officer

KADANT U.K. LIMITED

By: /s/ Thomas M. O'Brien
    Name: Thomas M. O'Brien
    Title: Director

KADANT LAMORT SAS

By: /s/ Thomas M. O'Brien
    Name: Thomas M. O'Brien
    Title: Directeur Général

JPMORGAN CHASE BANK, N.A., as Administrative Agent and as a Lender

By: /s/ D. Scott Farquhar
    Name: D. Scott Farquhar
    Title: Vice President

J.P. MORGAN EUROPE LIMITED, as Multicurrency Administrative Agent and as a Lender

By: /s/ Alastair A. Stevenson
    Name: Alastair A. Stevenson
    Title: Managing Director

WACHOVIA BANK, NATIONAL ASSOCIATION, as a Lender

By: /s/ Jeffrey P. Kinney
    Name: Jeffrey P. Kinney
    Title: Senior Vice President

HSBC BANK USA, NATIONAL ASSOCIATION, as a Lender

By: /s/ Thomas Engels
Name: Thomas Engels
Title: Vice President, Relationship Manager

RBS CITIZENS, N.A., as a Lender

By: /s/ William E. Lingard
   Name: William E. Lingard
   Title: Senior Vice President

U.S. BANK, N.A., as a Lender

By: /s/ Eric J. Cosgrove
   Name: Eric J. Cosgrove
   Title: Assistant Vice President